UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

GREENWAY MEDICAL TECHNOLOGIES, INC.
(Name of Subject Company)

GREENWAY MEDICAL TECHNOLOGIES, INC.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
39679B 103
(CUSIP Number of Class of Securities)
James A. Cochran
Chief Financial Officer
Greenway Medical Technologies, Inc.
100 Greenway Boulevard
Carrollton, GA 30117
(770) 836-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Reinaldo Pascual
Paul Hastings LLP
1170 Peachtree Street, N.E., Suite 100
Atlanta, GA 30309
(404) 815-2227

☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.
  Subject Company Information.
(a) Name and Address.   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Greenway Medical Technologies, Inc., a Delaware corporation (“Greenway”). The address of the principal executive offices of Greenway is 100 Greenway Boulevard, Carrollton, GA 30117 and its telephone number is (770) 836-3100. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Greenway” refer to Greenway Medical Technologies, Inc.
(b) Securities.   The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0001 per share, of Greenway (sometimes referred to herein as, the “Shares”). As of October 2, 2013, there were 29,837,187 shares of our common stock issued and outstanding.
Item 2.
  Identity and Background of Filing Person.
(a) Name and Address.   The name, address and telephone number of Greenway, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above. Our website is http://www.greenwaymedical.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.
(b) Tender Offer.
This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on October 4, 2013 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) VCG Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Crestview Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), (iii) Vitera Healthcare Solutions, LLC, a Delaware limited liability company that is wholly owned by VEPF IV (“Vitera”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent and Merger Sub (“Vista”). The Schedule TO relates to the tender offer for all of the outstanding Shares of Greenway, at a price of $20.35 per Share (the “Offer Price”) net to the seller in cash without interest and less any applicable withholding taxes (the “Per Share Amount”), if any, upon the terms and conditions set forth in the offer to purchase dated October 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”
The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 23, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Greenway. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Merger Sub and Greenway will merge (the “Merger”), with Greenway as the surviving corporation in the Merger continuing as a direct wholly–owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed and is terminated in accordance with the Merger Agreement, and the Merger Agreement is not terminated, the Merger will only be able to be consummated, subject to the terms and conditions of the Merger Agreement, after the stockholders of Greenway have adopted the Merger Agreement at a special meeting of its stockholders. As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Merger Sub or Greenway (or held in its treasury), any subsidiary of Parent or Greenway, or by any stockholder of Greenway who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger (the “Effective Time”) be converted into the right to receive the Per Share Amount (the “Merger Consideration”). As a result of the Merger, Greenway will cease to be a publicly traded company and will become wholly-owned by Parent.
The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions”.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been respectively filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto and are incorporated herein by reference.
As set forth in the Offer to Purchase, the principal office address of each of Parent and Merger Sub is 401 Congress Avenue, Suite 3100, Austin, Texas 78701. The telephone number of each of Parent and Merger Sub is (512) 730-2400. The principal office address of Vitera is 430 West Boy Scout Boulevard, Suite 800, Tampa, Florida 33607. The telephone number of Vitera is (877) 932-6301. The principal office address of Vista is 401 Congress Avenue, Suite 3100, Austin, Texas 78701. The telephone number at the principal office of Vista is (512) 730-2400.
Item 3.
  Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of Greenway attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Greenway or any of its affiliates, on the one hand, and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Merger Sub’s right pursuant to the Merger Agreement to designate persons to the board of directors of Greenway following the time at which Merger Sub accepts all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”).
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
(a)
  Arrangements between Greenway and its Executive Officers, Directors and Affiliates.
Our executive officers and members of our board of directors (the “Board”) may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:
•
  the cancelation of vested and unvested Company stock options (the “Stock Options”) outstanding immediately prior to the earlier to occur of the consummation of the Offer and the Effective Time (such earlier time, the “Acceleration Time”) and the conversion of such Stock Options into the right to receive a cash payment equal to (i) the excess, if any, of the Offer Price over the exercise price per share of such Stock Option, multiplied by (ii) the total number of Shares then issuable upon exercise in full of such Stock Option, without interest and less any required withholding taxes; and
•
  the entitlement to the indemnification and exculpation benefits in favor of directors and officers of Greenway.
For further information with respect to the arrangements between Greenway and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Management and Certain Beneficial Owners,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Executive Compensation,” and “Director Compensation.”
Outstanding Shares held by Directors and Executive Officers
If the executive officers and directors of Greenway who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Greenway. As of October 2, 2013, the executive officers and directors of Greenway beneficially owned, in the aggregate, 2,862,661 Shares, excluding Shares issuable upon the exercise of Stock Options.
The following table sets forth the number of Shares beneficially owned as of October 2, 2013 by each of our executive officers and directors, excluding Shares issuable upon the exercise of Stock Options, and the aggregate Merger Consideration that would be payable for such Shares.

Name	Number of Shares Owned	Cash Value of Shares Owned
Directors and Executive Officers
W. Thomas Green, Jr., Chairman of the Board(1)	2,077,072	$42,268,415
Wyche T. Green, III, President, Chief Executive Officer and Director(2)	279,850	$5,694,948
Thomas T. Richards, Director(3)	306,538	$6,238,048
Walter Turek, Director	41,000	$834,350
Robert Z. Hensley, Director	9,000	$183,150
D. Neal Morrison, Director	—	$—
Noah Walley, Director	—	$—
Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer(4)	36,780	$748,473
James A. “Al” Cochran, Chief Financial Officer	75,000	$1,526,250
William G. Esslinger, Jr., Vice President, General Counsel and Secretary(5)	37,421	$761,517
All of our current directors and executive officers as a group (10 persons)	2,862,661	$58,255,151

Notes:
(1)
  Shares beneficially owned by Mr. Green include (i) 849,231 shares held by Mr. Green, (ii) 244,818 shares held by Elizabeth J. Green, Mr. Green’s spouse, (iii) 967,473 shares held by the W. T. Green, Jr. Family Limited Partnership, (iv) 400 shares held in trust for which Mr. Green serves as trustee, (v) 10,500 shares held in Mr. Green’s IRA and (vi) 4,650 shares held in Ms. Green’s IRA.
(2)
  Shares beneficially owned by Mr. Green include (i) 62,236 shares held by Mr. Green, (ii) 9,600 shares held by Jennifer Green, Mr. Green’s spouse, (iii) 198,764 shares held by the T&J Green Family Partnership LP, and (iv) 9,250 shares held in Mr. Green’s IRA.
(3)
  Shares beneficially owned by Mr. Richards include (i) 273,037 shares held by Mr. Richards, (ii) 21,000 shares held by Cornelia S. Richards, the spouse of Mr. Richards, (iii) 4,167 shares held by the Margaret Richards Bass Family Trust (the “Bass Trust”), of which Ms. Richards is trustee and (iv) 8,334 shares held by the Cornelia Lucas Richards Family Trust (the “Richards Trust”), of which Ms. Richards is trustee. Mr. Richards disclaims beneficial ownership of the shares held by the Bass Trust and the Richards Trust.
(4)
  Shares beneficially owned by Mr. Schulenburg include (i) 24,280 shares held by Mr. Schulenburg and (ii) 12,500 shares held in an IRA.
(5)
  Shares beneficially owned by Mr. Esslinger include (i) 35,057 shares held by Mr. Esslinger, (ii) 616 shares held in Mr. Esslinger’s IRA and (iv) 1,748 shares held in the IRA of Deborah Esslinger, his spouse.
Mr. Walley is a limited partner of Investor Group L.P. (“IGLP”) and is head of North American technology investing for an affiliate company of IGLP and Investor Growth Capital Limited (“IGCL”). As of October 2, 2013, IGLP beneficially held 2,109,431 Shares and IGCL beneficially held 4,922,009 Shares. The aggregate Merger Consideration that would be payable for such Shares would be $42,926,921 and $100,162,883, respectively.

Mr. Morrison is a member of Pamlico Capital GP II, LLC (“Pamlico”). As of October 2, 2013, Pamlico beneficially held 5,284,679 shares of common stock, and the aggregate Merger Consideration that would be payable for such Shares would be $107,543,218.
Treatment of Stock Options
Pursuant to the Merger Agreement, each Stock Option outstanding immediately prior to the Acceleration Time, whether vested or unvested, will be cancelled as of immediately prior to the Acceleration Time and converted into the right to receive a cash payment equal to (i) the excess, if any, of the Offer Price over the exercise price per Share of such Stock Option, multiplied by (ii) the total number of Shares then issuable upon exercise in full of such Stock Option, without interest and less any required withholding taxes. The cash payments with respect to Stock Options will be delivered promptly after the Acceleration Time (but in no event later than the seventh day after the date after the Acceleration Time).
The table below sets forth, for each of our executive officers and directors holding Stock Options as of October 2, 2013, (a) the aggregate number of Shares subject to such Stock Options and (b) the value of amounts payable in respect of such Stock Options on a pre-tax basis at the Acceleration Time, calculated by multiplying (i) the excess of the Offer Price over the respective per share exercise prices of the Stock Options by (ii) the number of Shares subject to those Stock Options. All of the Stock Options held by our executive officers and directors had an exercise price below the Offer Price.

	Number of Shares Underlying Stock Options	Weighted Average Exercise Price Per Share	Total Option Cash Spread Value
W. Thomas Green, Jr.	300,083	$9.00	$3,404,986
Wyche T. Green, III	553,585	$9.98	$5,741,366
Thomas T. Richards	33,425	$9.99	$346,318
Walter Turek	112,300	$6.60	$1,544,162
Robert Z. Hensley	16,050	$15.50	$77,800
D. Neal Morrison	22,300	$11.82	$190,162
Noah Walley	22,300	$11.82	$190,162
Gregory H. Schulenburg	207,366	$11.10	$1,918,578
James A. “Al” Cochran	112,669	$13.34	$789,682
William G. Esslinger, Jr.(1)	162,030	$10.60	$1,580,385
All of our current directors and executive officers as a group (10 persons)	1,542,108		$15,783,601

Notes:
(1)
  Stock Options beneficially owned by Mr. Esslinger include 43,330 Stock Options held jointly by Mr. Esslinger and Deborah Esslinger, his spouse
Employment Arrangements
We have no employment agreements with any of our executive officers.
Golden Parachute Compensation
We do not have any employment or severance agreements with any of our executive officers. Except with respect to the potential vesting of options in connection with a merger or consolidation, none of the executive officers are entitled to receive any payments upon termination of employment or change in control, regardless of the reason thereof. Pursuant to the Greenway Medical Technologies, Inc. 1999 Stock Option Plan, the Greenway Medical Technologies, Inc. 2004 Stock Plan and the Greenway Medical Technologies, Inc. 2011 Stock Plan (collectively, the “Option Plans”), in the event that we are a party to a merger or consolidation, all outstanding options, including those held by the executive officers, shall be subject to the agreement of merger or consolidation. Such agreement will provide for one or more of the following to occur: (a) outstanding options will continue to exist (if we are the surviving company); (b) outstanding options will be assumed or substituted for an equivalent award by the surviving company or its parent; (c) outstanding options will vest and become fully exercisable; or (d) outstanding options will be cancelled, and option recipients will receive a payment equal to the excess of the fair market value of the shares subject to the options over the options’ exercise price.
The table below contains estimates of the payments that each of the Company’s named executive officers would receive in connection with or otherwise related to the transaction, assuming the Effective Time occurred on October 2, 2013, the latest practicable date prior to the filing of this Schedule 14D-9. The table includes the information required by Item 402(t) of Regulation S-K under the Exchange Act.

Name and principal position	Equity(1) ($)	Total ($)
Wyche T. Green, III	5,741,366	5,741,366
James A. Cochran	789,682	789,682
W. Thomas Green, Jr.	3,404,986	3,404,986
Gregory H. Schulenburg	1,918,578	1,918,578
William G. Esslinger, Jr.	1,580,385	1,580,385

(1)
  The aggregate dollar values in this column represent payments with respect to cancelled stock options for each named executive officer and includes the following aggregate dollar amounts with respect to in-the-money options for which vesting will be accelerated: Mr. Green, III: $1,465,708; Mr. Cochran: $299,968; Mr. Green Jr.: $461,472; Mr. Schulenburg: $519,459; and Mr. Esslinger: $341,986.
Employee Benefits
For a period of one year following the Effective Time, with respect to employees of Greenway or its subsidiaries immediately before the Effective Time who remain employed during such one year period, Parent will provide, or will cause to be provided, base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity based compensation provided to such employees immediately prior to the execution of the Merger Agreement).
Potential for Future Arrangements
To our knowledge, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Greenway, on the one hand, and Parent, Merger Sub, any of their affiliates or Greenway, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Greenway entering into any such agreement, arrangement or understanding.
It is possible that certain members of our current management team will enter into employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of the Surviving Corporation or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.
Director Compensation
We reimburse non-employee directors for reasonable costs and expenses incurred in attending board meetings. Each non-employee director receives annual compensation consisting of an annual retainer of $25,000. In addition, the chair of the Audit Committee, Compensation Committee, and Nominations and

Governance Committee each receives an additional annual cash retainer of $15,000, $10,000, and $7,500, respectively. Non-employee directors also receive an additional cash payment of $750 per meeting attended. Cash fees are paid quarterly to the non-employee directors.
Each non-employee director annually receives options to purchase shares of common stock pursuant to the Company’s 2011 Stock Plan with a value as of each grant date equal to $50,000. Accordingly, on September 14, 2012, each non-employee director was granted 5,600 options pursuant to the 2011 Stock Plan. These options were 2/12 vested upon the date of grant, and 1/12 vested on the last day of each month thereafter for the following ten months.
Indemnification of Directors and Officers; Insurance
The Merger Agreement provides that all existing rights to indemnification that the present directors and officers of the Company and our subsidiaries are entitled to that are contained in the organizational documents of the Company or the organizational documents of any of our subsidiaries as in effect as of September 23, 2013, or as provided in any indemnification agreement between the Company or our subsidiaries and any such person as in effect as of September 23, 2013, will survive the Merger and will be observed by the Surviving Corporation to the fullest extent permitted by Delaware law for a period of six years from the Effective Time.
In addition, the Merger Agreement provides that Parent and the Surviving Corporation will indemnify and hold harmless each director or officer of the Company or any of our subsidiaries against any losses, claims, damages, liabilities, fees, expenses, judgments or fines in connection with any threatened or actual action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation based on, or arising out of, in whole or in part, the fact that such director or officer is or was a director or officer of the Company or any of our subsidiaries or any of their respective predecessors. The Merger Agreement also provides that Parent and the Surviving Corporation will also advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by such directors and officers in connection with matters for which such directors and officers are eligible to be indemnified pursuant to the Merger Agreement (to the extent permitted by applicable law).
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect the Company’s current insurance coverage with respect to the Company’s directors and officers. Alternatively, the Company may, prior to the Effective Time, purchase a tail policy to the Company’s current policy of directors’ and officers’ liability insurance for a period of six years from the Effective Time. If the tail policy is not purchased, the cost of such insurance coverage to be maintained by the Surviving Corporation will not exceed 250% of the annual premium currently paid by the Company for such insurance and, if the premium for such insurance coverage would exceed such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy or policies with the greatest coverage available for a cost equal to such amount.
Representation on the Board of Directors
Upon the Acceptance Time and all times thereafter, Merger Sub has the right to elect or designate a certain number of directors (the “Merger Sub Designees”) to our Board. The Merger Agreement also provides that in the event that the Merger Sub Designees are elected or designated to the board of directors of Merger Sub, then, until the Effective Time, our Board shall have at least three directors who are directors on or prior to the date of the Merger Agreement and not officers, directors, or employees of Parent or Merger Sub or any of their Affiliates each of whom shall be an “independent director” as defined by the New York Stock Exchange (“NYSE”) Listing Company Manual Section 303A and eligible to serve on our audit committee under the Exchange Act and rules and regulations of the NYSE, and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K.
The foregoing summaries concerning the treatment of Stock Options held by our directors and officers, employee benefits, the indemnification of our directors and offers, the insurance that will be provided for our directors and officers, and the representation on the Board of Greenway does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)
  Arrangements with Merger Sub and Parent and their Affiliates.
Merger Agreement
On September 23, 2013, Greenway, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Schedule TO and the description of the Conditions of the Offer contained in Section 15 of the Schedule TO are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Greenway. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Greenway, Parent, Merger Sub or any of their respective subsidiaries or affiliates.
Equity and Debt Commitments
Parent has received an equity commitment letter from Vista (the “Equity Commitment Letter”), pursuant to which Vista has committed to contribute to Parent an amount equal to $650 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash in immediately available funds, which will be sufficient for Parent to consummate the transactions contemplated by the Merger Agreement even if Parent’s debt financing is not available, including the aggregate Offer Price and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, Merger Sub and the Surviving Corporation. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent and Merger Sub (with the prior written approval of Vista), of all conditions of the Offer or the Merger, as applicable, and (ii) the contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the closing of the Offer, if the closing of the Offer shall occur, or the Merger (regardless of whether the closing of the Offer occurs). The Company is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of Greenway to seek and obtain specific performance to cause Parent and Merger Sub to cause, or to directly cause, Vista to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. Concurrently with the execution and delivery of the Equity Commitment Letter, Vista executed and delivered to Greenway a limited guaranty in favor of Greenway in respect of certain of Parent’s and Merger Sub’s liabilities and obligations under the Merger Agreement (which we refer to as the “Limited Guaranty”), provided that in no event will Vista incur obligations totaling more than $48,273,000 in the aggregate (plus the amount of any reimbursement or indemnification obligations payable pursuant to the Merger Agreement) under the Limited Guaranty. Vista’s obligation to fund its equity commitment will expire upon the earliest to occur of (i) immediately following the Effective Time and the deposit of the Payment Fund, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date on which any claim is brought by Greenway under, or any legal proceeding is brought by Greenway with respect to, the Limited Guaranty, Vista or certain affiliates of Vista (other than in respect of certain obligations guaranteed as set forth in the Limited Guaranty or a claim for specific performance under and in accordance with the terms of the Equity Commitment Letter) or (iv) the date on which any other claim is brought under, or legal proceeding is initiated against Vista or any affiliate thereof in connection with the Equity Commitment Letter, the Limited Guaranty, the Merger Agreement or any transaction contemplated thereby or otherwise relating thereto (with the exception of certain claims related to the merger or the equity funding or under the Limited Guaranty, all as specified in the Limited Guaranty).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference, and the full text of the Limited Guaranty, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.
Tender and Support Agreements
Concurrently with the execution of the Merger Agreement, certain of the Company’s stockholders (Investor Group L.P., Investor Growth Capital Limited and Pamlico Capital II, L.P.), each of the Company’s directors (W. Thomas Green, Jr., Wyche T. Green, III, Robert Hensley, Neal Morrison, Thomas T. Richards, Walter Turek and Noah Walley), Gregory H. Schulenburg (the Company’s Executive Vice President and Chief Operating Officer), James A. Cochran (the Company’s Chief Financial Officer) and William G. Esslinger, Jr. (the Company’s Vice President, General Counsel and Secretary), entered into tender and support agreements with Parent and Merger Sub pursuant to which, subject to the terms and conditions set forth therein, such stockholders have agreed to tender their Shares in the Offer and vote their Shares (including any Shares that the holders receive as a result of exercising Company Options) in favor of adopting the Merger Agreement and the Merger.
The shares subject to the tender and support agreements comprise approximately 50.9% of the outstanding Shares. The tender and support agreements will terminate upon termination of the Merger Agreement in accordance with its terms in order for the Company to accept a Superior Offer and upon certain other circumstances.
The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are filed as Exhibits (d)(6)-(18) to the Schedule TO and are incorporated herein by reference.
Confidentiality Agreement
On June 14, 2013, Vista Equity Partners III, LLC (“VEP”), an affiliate of Parent and Merger Sub, and Greenway entered into a Confidentiality Agreement (the “Confidentiality Agreement”), as amended on September 6, 2013 (the “First Amendment to the Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, VEP agreed that, subject to certain exceptions, any non-public information regarding Greenway and its subsidiaries or affiliates furnished to VEP or to its representatives solely to carry out discussions concerning, and the undertaking of, any negotiated business transaction between the parties would, for a period of one year from the date of the Confidentiality Agreement, be kept confidential, except as provided in the Confidentiality Agreement. Additionally, VEP further agreed that, subject to certain exceptions, VEP would not solicit for employment any employee of Greenway for a period of one year from the date of the Confidentiality Agreement. VEP also agreed, among other things, to certain “standstill” provisions which prohibit VEP and its representatives from taking certain actions involving or with respect to Greenway (except that VEP may submit a private proposal to us) for a period ending on the one year anniversary of the date of the Confidentiality Agreement.
This summary and description of the Confidentiality Agreement, as amended, is qualified in its entirety by reference to the (1) Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and (2) First Amendment to the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO, and each is incorporated herein by reference.
Item 4.
  The Solicitation or Recommendation.
On September 23, 2013, our Board unanimously (i) determined that the Merger Agreement, the Support Agreements and the Transactions, including the Offer and the Merger and other transactions contemplated by the Merger Agreement and the Support Agreements, are advisable to, and in the best interest of, Greenway and its stockholders, (ii) approved the execution, delivery and performance by Greenway of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up and the issuance of the Top-Up Shares (as defined below), and (iv) resolved to recommend that the stockholders of Greenway tender their Shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Accordingly, and for other reasons described in more detail below, our Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, that holders of Shares adopt the Merger Agreement and approve the Merger.
(i)
  Background of Offer and Merger
Greenway is a leading provider of integrated information technology solutions and managed business services to physician and mid-level healthcare providers, many of whom are organized in group practices that are independent, part of healthcare enterprises, or owned by hospitals, as well as retail and other ambulatory clinics, and alternative care venues.
Prior to and following the time of Greenway’s initial public offering in February 2012, Greenway’s management and Board have focused on implementing a business strategy that is designed to guide Greenway to becoming the most trusted and effective provider of technology solutions and managed business services to medical providers. Greenway’s strategic plan has not historically included a sale of the company. However, the decision of the Board on September 23, 2013 to, among other things, unanimously determine that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interests of, Greenway and its stockholders, ultimately resulted from the following series of events.
On March 1, 2013, representatives of Vista contacted representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) (due to J.P. Morgan’s involvement in Greenway’s initial public offering) to indicate Vista’s interest in potentially combining Greenway with one of Vista’s portfolio companies, Vitera Healthcare Solutions, LLC (“Vitera”), and to ask J.P. Morgan about the possibility of arranging a call or a meeting with Greenway. Neither Greenway nor J.P. Morgan solicited this indication of interest.
On or about March 5, 2013, representatives of J.P. Morgan contacted Wyche T. Green, III (Greenway’s President Chief Executive Officer). After some discussion, Mr. Green asked J.P. Morgan to arrange a potential meeting with Vista. Mr. Green subsequently informed the Board of his conversation with J.P. Morgan, Vista’s potential interest in Greenway, and the potential meeting with Vista.
On May 17, 2013, Mr. Green, James Cochran (Greenway’s Chief Financial Officer) and D. Neal Morrison (a member of Greenway’s Board) met with members of the Vista team, as well as a member of Vitera’s management team, at Greenway’s headquarters in Carrollton, Georgia. At the meeting, representatives of Greenway, Vista and Vitera each discussed their perspective on the ambulatory healthcare market, presented an overview of their respective businesses and discussed potential strategic benefits and synergies of combining Greenway with Vitera.
After the May 17, 2013 meeting, Vista reiterated to J.P. Morgan its interest in pursuing further discussions relating to the possibility of combining Greenway with Vitera, and requested that Greenway provide limited and targeted data to help inform Vista’s interest in Greenway.
Between May 18, 2013 and June 4, 2013, representatives from Greenway and J.P. Morgan had several discussions relating to the status and possibility of a business combination, as well as other topics related to a possible transaction.
On May 22, 2013, Mr. Green and a representative of Vista spoke telephonically about the possible combination transaction and the information Vista would need from Greenway at that stage. A representative of Vista sent a follow up email on May 24, 2013, with targeted questions and data requests meant to assist Vista in preparing a more informed sense of valuation.
On May 31, 2013, a representative of Vista followed up with Mr. Green to ask when Vista would receive the information that they had requested. Shortly after this call, representatives from J.P. Morgan advised Vista that in order for Greenway to provide the requested information, Vista would first need to execute a confidentiality agreement.
On June 5, 2013, J.P. Morgan sent Vista a draft confidentiality agreement, which was prepared by Paul Hastings LLP (“Paul Hastings”), Greenway’s outside corporate counsel. Greenway and Vista negotiated the terms of the confidentiality agreement, including customary “standstill” provisions, over the next several days.

On June 10, 2013, J.P. Morgan met telephonically with members of Greenway’s management team. J.P. Morgan recommended that Greenway’s management begin reviewing and collecting the requested information for Vista, and J.P. Morgan indicated that it would form a preliminary view on Greenway’s valuation and a potential pro forma combination between Greenway and Vitera, as well as prepare a list of potential next steps and guidance relating to the process going forward for the Board. After informal consultation with the Board, Greenway’s management team began collecting the relevant information.
On June 13, 2013, the Board met telephonically to discuss a potential business combination with Vitera. J.P. Morgan led a discussion relating to an overview of a potential transaction, and provided a draft preliminary valuation analysis. J.P. Morgan also presented background information on both Vista and Vitera, reviewed recent transactions in the healthcare information technology sector, and provided an overview of Vista’s due diligence request. After a discussion, the Board concluded that, while the Board was satisfied with Greenway’s performance and strategy as a stand-alone company, it should continue to review and consider Vista’s interest in Greenway as it could potentially be advantageous for its stockholders. The Board directed management to continue limited discussions with Vista, to provide information on a limited basis to Vista, to finalize, with the assistance of Paul Hastings, a confidentiality agreement between Greenway and Vista, which should take into consideration that Vitera is in the same industry as Greenway and should address the Board’s concern that Greenway should not share proprietary or sensitive information with certain people at Vitera. The Board also instructed management that any discussion with Vista about going forward with a potential transaction would be premature at this point. The Board also discussed the appropriateness of formally engaging J.P. Morgan to assist with the process and any resulting transaction as well as the need for confidentiality, as rumors of a possible transaction could create customer concerns and disruptions, and impact Greenway’s business.
On June 14, 2013, Greenway and Vista signed the confidentiality agreement, which included customary “standstill” provisions prohibiting Vista and its representatives from taking certain actions involving or with respect to Greenway (except that Vista was permitted to submit a private proposal to Greenway) for a period of one year, and a prohibition against Vista disclosing any confidential information to Vitera without Greenway’s prior written consent (the “Confidentiality Agreement”).
Beginning on or around June 18, 2013 and through the signing of the Merger Agreement, the management of Greenway provided representatives of Vista and Vitera responses to various due diligence requests, participated in due diligence calls with representatives of Vista and Vitera and provided product demonstrations to representatives of Vista.
On June 24, 2013, the Board met telephonically to discuss engaging J.P. Morgan to act as Greenway’s financial advisor, and considered J.P. Morgan’s previous relationships with Vista and its portfolio companies, as well as the terms of such an engagement. William G. Esslinger, Jr. (Greenway’s Vice President, General Counsel and Secretary) and a representative from Paul Hastings led the discussion with the Board and answered the Board’s questions.
On June 25, 2013, Greenway’s management met telephonically with Vista’s management to review the information provided during the week of June 17, 2013, and to answer initial due diligence questions.
On June 28, 2013, subsequent to Vista’s review of the initial and limited information provided to by Greenway’s management, representatives of Vista called representatives of J.P. Morgan to express Vista’s continued interest in Greenway and to indicate that Vista was interested in combining Vitera with Greenway in a transaction at a cash price of $18.50 per share. Representatives of Vista indicated that Vista thought $18.50 per share was extremely compelling, and was deliberately high in order to demonstrate Vista’s seriousness as its initial offer was well above the closing price of $12.14 on that date. Representatives of Vista also indicated that, while Vista was willing to structure the deal in such a manner as to provide a high degree of deal certainty, including its willingness to explore a nontraditional commitment to consummate the transaction even if Vista’s debt financing was not available, Vista would expect certain key deal terms in exchange for such transaction certainty and approach.
On June 30, 2013, the Board met telephonically and representatives of J.P. Morgan updated the Board on their discussion with Vista on June 28, 2013. Representatives of J.P. Morgan then led the Board through another presentation on Greenway’s preliminary valuation. Representatives of Paul Hastings and

J.P. Morgan also discussed issues related to deal structure, financing, closing certainty and risks related to the offer and a deal with Vista. The Board agreed that Vista’s offer was serious and worth pursuing further, but that the offer was not at a point that could be accepted without further consideration of all issues and negotiation of a possibly higher price. The Board then authorized Greenway’s management to continue discussions with Vista and to provide Vista with additional information, including the Company Case 1 Projections, to attempt to increase Vista’s offer.
On July 2, 2013, the Board met telephonically to discuss the draft engagement letter with J.P. Morgan, and the Board instructed Greenway’s management to negotiate and finalize J.P. Morgan’s engagement.
On July 7, 2013, representatives from Greenway’s management sent the Company Case 1 Projections to J.P. Morgan for review, and subsequently met telephonically with J.P. Morgan to discuss these projections.
On July 9, 2013, J.P. Morgan provided the Company Case 1 Projections to Vista. In addition, on July 9, 2013, Greenway’s management held a call with representatives of J.P. Morgan to finalize the engagement. The engagement letter between Greenway and J.P. Morgan was executed on July 10, 2013, and was effective as of June 6, 2013.
On July 11, 2013, representatives of Vista participated on a call with representatives of Greenway’s management team and representatives of J.P. Morgan to discuss the Company Case 1 Projections.
On July 16, 2013, the Board met telephonically, and Mr. Green provided a summary of events to date, and representatives of Paul Hastings gave a detailed presentation regarding the Board’s fiduciary duties in the context of the potential combination of Greenway with Vitera. Representatives of Paul Hastings discussed the Board’s duties in general and specifically with respect to how they applied to the potential strategic combination transaction with Vitera, including discussion related to deal certainty coupled with Vista’s desire for certain deal terms, and Delaware cases regarding pre-agreement and post-agreement market checks.
On July 24, 2013, the Board met telephonically, and representatives of J.P. Morgan gave a presentation on Greenway’s preliminary valuation, and noted that a price within the range of $20.00 to $22.00 would be attractive to Greenway and its stockholders. In addition, representatives of J.P. Morgan provided a summary of events to date and led a detailed discussion on, among other things, Vista’s ability to finance the possible transaction. The Board considered that, while Vista’s profile as a private equity firm was traditionally that of a financial buyer, the potential strategic combination of Greenway with Vitera could generate strategic benefits unique to Vitera which would allow it to offer a higher price than other potential buyers. The Board also reviewed the Company Case 1 Projections that were provided to Vista and determined that, while they were within the range of possible outcomes, the projections could be viewed as being too aggressive, and Vista could question Greenway’s ability to achieve them.
On July 26, 2013, representatives of Vista contacted representatives of J.P. Morgan and, among other things, indicated that Vista was willing to raise its offer for an all-cash transaction from $18.50 to $19.25 per share based on the additional information and Company Case 1 Projections that Greenway had provided to Vista. Representatives of Vista further indicated that the new offer was at Vista’s high end of supportability in light of the fact that Vista believed that the Company’s budget and projections were very aggressive and were in large part based on large increases in the number of providers and assumed adoption rates for the new clinically driven revenue cycle management product recently released by Greenway that were significantly above any historical achievements.
On July 27, 2013, the Board met telephonically, and representatives of J.P. Morgan provided a summary of their conversation with a representative of Vista the night before. In addition, J.P. Morgan offered a preliminary financial analysis of the new offer, and concluded that Vista’s new offer was at the high end of what the public equity research forecasts would support. J.P. Morgan observed that Vista’s willingness to pay such a high price for Greenway was potentially driven by the unique strategic benefits obtainable from a combination with Vitera, rather than a purely financial perspective, but that, nonetheless, Vista’s willingness to raise its price further may be limited. Following discussions and considering the advice and information they received, the Board authorized J.P. Morgan to “test the waters” and inform Vista that the merger price had to be at or near $22.00 per share for the Board to favorably consider the offer.

On July 30, 2013, the Board met telephonically, and Mr. Green provided an update on J.P. Morgan’s conversations with Vista. Mr. Green indicated that J.P. Morgan had a call with Vista on July 29, 2013 and that J.P. Morgan had informed Vista of the Board’s views on the merger price and also informed Vista that the Board was unwilling to accept any offer that contained a financing condition or provided for Vista to terminate the transaction (even if a reverse termination fee were to be paid) in the event that Vista’s debt financing was not funded. Mr. Green said that J.P. Morgan reported that Vista indicated it would be very difficult to offer a price that high, and that going any higher than $19.25 per share would necessarily be conditioned on certain key deal terms, including Greenway agreeing to a period of pre-signing exclusivity with Vista and customary “no shop” provisions in any definitive merger agreement. Mr. Green also reported that, subsequent to the call between J.P. Morgan and Vista on July 29, 2013, Vista had reached out to Mr. Green directly and indicated that they wanted to have a one-on-one conversation with Mr. Green about the deal to reiterate the message that Vista delivered to J.P. Morgan on the July 29, 2013 call. Representatives of Paul Hastings then reviewed with the Board considerations relating to key deal terms, including market checks and fiduciary outs for the Board. The Board also discussed who the alternative bidders might be that could be interested and able to finance a transaction similar to Vista’s proposal, and deferred further consideration of those issues until a revised offer and terms were received from Vista.
On July 31, 2013, Mr. Green met with a representative of Vista for dinner, at which, among other things, the representative of Vista indicated that Vista would seek to form a senior leadership team for the combined company comprised of key executives of both Greenway and Vitera. While not a condition of Vista’s willingness to proceed, it was very important to Vista that Mr. Green was committed to remaining actively involved in the leadership of the combined company. As instructed by the Board on July 30, 2013, Mr. Green did not inquire about any details or any other terms relating to his future employment. The representative of Vista and Mr. Green also discussed the status of negotiations, and the representative of Vista communicated to Mr. Green that, at that time, Vista had no basis to increase their offer from $19.25 a share, and certainly could not contemplate increasing its offer price based on the limited information provided by Greenway to Vista in response to Vista’s diligence requests to date.
On August 2, 2013, representatives of Vista called representatives of J.P. Morgan, to indicate that, if Vista was granted further access to Greenway in order to conduct a more detailed diligence process, Vista might be able to make an offer for an all-cash transaction at a range between $20.00 and $21.00 per share, but that, regardless of any additional due diligence, Vista would not be willing to go higher than $21.00 per share. Representatives of Vista also indicated that, in order to even contemplate making an offer in this price range, Greenway would need to agree to a 30-day exclusivity period with Vista during which Vista would conduct in-depth due diligence on Greenway.
On August 3, 2013, the Board met telephonically, and Mr. Green provided an update to the Board about his dinner with the representative of Vista. Representatives from J.P. Morgan also provided an update on the increased offer from Vista and once again summarized the preliminary valuation of Greenway, noting that the offer was attractive and well within the full value range for the Company. After a discussion, the Board agreed that the price range provided by Vista was within the full value range for the Company, eliminated operating and market risks and provided an excellent liquidity opportunity for all stockholders. The Board then authorized J.P. Morgan to obtain a written indication of interest from Vista, which would include a specific price, rather than a range, and would specify other key deal terms, including those key deal terms that Vista had indicated would be necessary for its current proposed range.
Between August 3, 2013 and August 8, 2013, representatives from J.P. Morgan had a series of conversations with representatives from Vista about the offer price and the terms of a potential deal.
On August 8, 2013, after a call from Vista, J.P. Morgan received via email from Vista a preliminary non-binding letter of interest relating to the proposed transaction. The letter indicated that the acquisition would be by way of an all-cash tender offer for all of the Company Common Stock at $20.35 per share. In addition, the letter indicated that Vista would obtain a commitment for all sources of financing before the signing of a definitive agreement and, that while any definitive agreement would have a customary “no-shop” with a fiduciary termination right for superior proposals, matching rights, break-up fees and remedies consistent with precedent leveraged transactions, closing of the transaction would not be contingent on financing. Also, Vista indicated that, in light of the significant amount of time and resources Vista was prepared to commit to this opportunity, Vista’s willingness to proceed with the proposal was conditioned on Vista being given a 30-day period of exclusivity, with extensions if necessary and mutually agreed to by both parties.
On August 9, 2013, the Board met telephonically to review and discuss Vista’s preliminary non-binding letter of interest. Representatives from J.P. Morgan gave a presentation on Greenway’s preliminary valuation, and indicated that Vista’s new offer price placed a very strong value on the Company. In addition, representatives from J.P. Morgan noted that it would be difficult for any other likely financial buyers to be able to match Vista’s new offer price or to commit sufficient equity to cover the entire offer price without the availability of benefits common to strategic buyers, and that the multiples that were implied by Vista’s offer were extremely high for likely strategic buyers. Representatives from J.P. Morgan then reviewed Vista’s letter, including the fact that the offer would not be contingent on financing. Representatives from J.P. Morgan also noted that it was clear from their conversation with representatives of Vista that this was Vista’s best and final offer and that the increased per share price was a package deal, with the $20.35 price per share being contingent upon Greenway’s acceptance of Vista’s proposed key deal terms that Vista had included in its offer. The Board was of the opinion that the offered price represented the most Vista would pay, and instructed Mr. Green, J.P. Morgan and Paul Hastings to seek clarity on some of the terms set forth in Vista’s letter and to discuss and, if possible, negotiate with Vista certain requests for key deal terms in exchange for enhanced deal certainty, including Greenway’s desire to obtain Vista’s commitment to consummate the transaction even if Vista’s debt financing was not available and ability to seek full specific performance as a remedy.
On August 14, 2013, Mr. Green and a representative of Vista discussed the terms of Vista’s letter, and Vista agreed to deliver an equity commitment letter that would be sufficient to consummate the transaction even if Vista’s debt financing was not available and to grant Greenway full specific performance to enforce this commitment (as opposed to being limited to a reverse termination fee in such circumstances). Pursuant to the Board’s instructions, Mr. Green and the representative of Vista also preliminarily agreed to a customary “no-shop” provision, which would permit Greenway to respond to unsolicited proposals and ultimately terminate the Vista deal to accept a superior proposal, and a termination fee of 3.75% of the equity value of the deal payable on certain circumstances.
On August 14, 2013, J.P. Morgan received a revised preliminary non-binding letter of interest from Vista that reflected Mr. Green’s discussion with the representative of Vista earlier in the day.
On August 15, 2013, the Board met in person in Carrollton, Georgia. Mr. Green updated the Board on his conversation with the representative of Vista, and the Board reviewed the negotiated deal terms and the revised letter from Vista with representatives of Paul Hastings and J.P. Morgan. Following a discussion, the Board unanimously agreed to move forward to pursue the Vista offer and authorized Mr. Green to sign a 30-day exclusivity agreement with Vista. The exclusivity agreement was executed on August 17, 2013, and Vista confirmed by email that certain members of Vitera and Vista’s potential lenders would be considered “associates” under the Confidentiality Agreement.
Between August 17, 2013 and August 28, 2013, Greenway received many due diligence requests from Vista and its advisors, and Greenway responded to these requests. Greenway provided Vista and its representatives with access to a virtual data room on August 23, 2013.
On August 28 and August 29, 2013, Greenway’s senior management team met with representatives of Vista and with members from Vitera’s senior management team, along with Vista’s potential lenders, at Paul Hastings’ offices in Atlanta, Georgia. Greenway delivered several presentations on its business, operations and market trends, and both Vista and Vitera delivered presentations providing a general overview of their respective businesses. Representatives of Paul Hastings and J.P. Morgan were also in attendance at these meetings.
On August 30, 2013, Kirkland & Ellis LLP (“Kirkland”), outside corporate counsel to Vista, sent an initial draft of the Merger Agreement to Paul Hastings. Among other things, this draft provided for a “dual track” structure with the tender offer to start within six business days of signing the agreement, matching rights in the event of a potential superior offer, and a cap on Vista’s total monetary damage set at 7.5% of the equity value of the deal.

Between August 30, 2013 and September 10, 2013, Greenway continued to respond to Vista’s due diligence requests, and representatives of Paul Hastings and J.P. Morgan continued to discuss the terms of the transaction with Vista and its representatives.
On September 6, 2013, Greenway and Vista agreed to amend the Confidentiality Agreement (the “First Amendment to the Confidentiality Agreement”) to further document the scope of Vista’s “associates” to include Vitera and Vista’s potential lenders, which had been previously confirmed by email on August 17, 2013, and to provide for certain additional protections of confidential Greenway information obtained during the due diligence process.
On September 10, 2013, the Board met telephonically, and representatives from J.P. Morgan provided an update on the ongoing negotiations with Vista. They also reiterated that in their opinion it would be difficult for financial buyers to be able to match Vista’s offer price or to commit sufficient equity to cover the entire offer price without the availability of the strategic benefits obtainable from a combination with Vitera, and the multiples that were implied by Vista’s offer were extremely high for likely strategic buyers. The Board also discussed the draft Merger Agreement and considered its terms, including Vista’s position on key deal terms. With this in mind, the Board directed Paul Hastings, among other things, to seek a longer period between announcement and commencement of the tender offer to allow additional time for a third party to consider making an unsolicited acquisition proposal while locking in Vista’s offer which presented an attractive transaction at a premium price, to limit the number of Vista’s matching rights and to remove the cap on Vista’s monetary damages. On September 10, 2013, Paul Hastings sent a revised version of the Merger Agreement to Kirkland that was consistent with the Board’s authorization.
On September 15, 2013, representatives of Paul Hastings, J.P. Morgan, Vista and Kirkland met telephonically to discuss the draft Merger Agreement, during which, among other things, Vista indicated that many of the changes to the Merger Agreement were unacceptable given that Vista latest offer was a package deal and in light of the nontraditional deal certainty terms that Vista had agreed to provide to the Board in exchange for other deal terms. In addition, on September 15, 2013, Mr. Green and representatives of Vista spoke telephonically, and representatives of Vista reiterated Vista’s position that the current offer was a package deal that included both the terms of the Merger Agreement and the per share offer price of $20.35. Mr. Green also had several conversations with representatives of Paul Hastings and J.P. Morgan relating to key deal terms and deal certainty. Late on September 15, 2013, Kirkland sent a revised version of the Merger Agreement to Paul Hastings.
On September 17, 2013, the Board met telephonically, and Mr. Green provided an update to the Board on the ongoing negotiations with Vista and the recent discussions with Vista and its representatives. The Board discussed the revised Merger Agreement, as well as Vista’s negotiating posture and Greenway’s negotiating strategy, with representatives of Paul Hastings and J.P. Morgan. The Board concluded that the most important remaining issue in the latest draft of the Merger Agreement was the length of the period between announcement and commencement of the tender offer, and directed Paul Hastings and J.P. Morgan to, among other things, continue to seek a longer period, as well as to seek a termination fee in an amount equal to Vista’s proposed cap on monetary damages payable by Vista in certain circumstances instead of removing such cap.
On September 18, 2013, Paul Hastings sent a revised version of the Merger Agreement to Kirkland that was consistent with the Board’s direction, and indicated to Kirkland that the Board was scheduled to meet during the early evening on September 19, 2013 and asked that they raise any significant objections before that time so that they could be discussed with the Board.
During the afternoon of September 19, 2013, representatives of Vista called Mr. Green and representatives of J.P. Morgan, and representatives of Kirkland called Paul Hastings, to indicate that, with very few exceptions, none of the proposed changes in the September 18 draft of the Merger Agreement would be accepted. During the early evening of September 19, 2013, the Board met telephonically, and Mr. Green, along with representatives of Paul Hastings and J.P. Morgan, provided an update to the Board and their discussions with Vista and its representatives earlier in the day. The Board reviewed with J.P. Morgan how much time it could take for a potential third party, if any were interested, to emerge with a superior offer and sign a definitive agreement with Greenway after the announcement of the transaction with Vista. After its review, J.P. Morgan stated that, given that any third party would likely be a large and experienced strategic buyer with cash on hand or pre-existing financing that would enable it to make a credible superior offer, the existing timeframe in the draft Merger Agreement was likely sufficient, but that adding several days would obviously be preferable. After discussing Greenway’s ongoing negotiating strategy, the Board instructed Mr. Green and J.P. Morgan to inform Vista that, notwithstanding Vista’s position, the Board could not proceed without there being at least nine business days between the announcement and commencement of the tender offer, so that there would be at least approximately 40 total calendar days between the announcement and the initial expiration of the tender offer.
During the evening of September 19, 2013, Mr. Green and representatives of J.P. Morgan spoke to Vista, and the parties agreed to the increase in the number of days between announcement and the commencement of the tender offer. Kirkland provided a revised draft of the Merger Agreement, which also included, among other things, a termination fee in the amount of $48,273,000 payable by Vista in certain circumstances and a cap on monetary damages in an equal amount, and Paul Hastings and Kirkland continued to finalize the Merger Agreement over the next three days.
On September 20, 2013, Mr. Green met with representatives of Vista in Boulder, Colorado. At this meeting, the parties discussed how Vista manages its businesses and what a combined Greenway-Vitera company might look like, including reiterating Vista’s intent, should the deal proceed, to form a senior leadership team for the combined company comprised of key executives of both Greenway and Vitera. Representatives of Vista and Mr. Green did not discuss any employment arrangements or terms and, as instructed by the Board, Mr. Green did not inquire about any details or other terms relating to his potential future employment.
On September 23, 2013, the Board met in person in Atlanta, Georgia to review the final terms of the Merger Agreement. Representatives of J.P. Morgan reviewed with the Board its financial analyses of the consideration of $20.35 in cash per share of Company Common Stock and delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated September 23, 2013, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of the Company’s common stock in the proposed transaction was fair, from a financial point of view, to such holders. Following further discussion, and after consultation with its advisors, the board of directors unanimously, among other things, (i) determined that the Merger Agreement, the Support Agreements and the Transactions, including the Offer, the Merger and the transactions contemplated in the Support Agreements, are advisable to, and in the best interest of, Greenway and its stockholders, (ii) approved the execution, delivery and performance by Greenway of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option and the issuance of the Top-Up Shares (as defined below), and (iv) resolved to recommend that the stockholders of Greenway tender their Shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.
During the evening of September 23, 2013, Vista executed the Equity Commitment Letter and Greenway and Vista executed the Merger Agreement and the Limited Guaranty and issued a joint press release announcing the execution of the Merger Agreement.
(ii)
  Reasons for Recommendation
On September 23, 2013, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, Greenway and its stockholders, (ii) approved the execution, delivery and performance by Greenway of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option and the issuance of the Top-Up Option Shares, and (iv) resolved to recommend that our stockholders tender their Shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.
In evaluating the Merger Agreement and the Transactions, our Board consulted with our senior management regarding the business and financial condition of Greenway, trends in our industry, future prospects and the terms and conditions of the Transactions. In addition, our Board consulted with our outside legal advisor, Paul Hastings, regarding the proposed terms and conditions of the Transactions and the obligations of the members of the Board in their consideration of the Transactions, and our financial advisor, J.P. Morgan, regarding the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the proposed Transactions. In the course of reaching its determination to approve the Merger Agreement and the Transactions and to recommend that our stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, our board carefully considered numerous factors, including the following factors (which are not listed in any relative order of importance):
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  the fact that the Offer price of $20.35 per share will be paid in cash, providing certainty, immediate value and liquidity to our stockholders;
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  the transaction consideration represents a 62% premium to Greenway’s 90-day volume weighted average stock price, and a 20% premium to Greenway’s closing share price the day before the merger agreement was signed;
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  the possibility that it could take a considerable period of time before the trading price of our common stock would reach and sustain trading at or above the per share Offer Price of $20.35, as adjusted for present value;
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  the fact that the Offer cannot start any earlier than nine (9) business days after the date of the Merger Agreement, which provides additional time for a potential third-party to make a Superior Offer;
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  the belief of our Board, after a thorough review of our business, market trends and financial condition, and discussions with our management and advisors, that the value offered to stockholders pursuant to the Transactions is more favorable to our stockholders than the potential value that might have resulted from remaining an independent public company, considering:
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  the changing nature of our client base and related risks;
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  the shift to subscription-based pricing models;
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  the risks inherent in the introduction of new products and services;
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  the size of the Company relative to its competitors in the industry;
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  the substantial growth rates that are required to meet our financial projections; and
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  the execution and other risks and uncertainties relating to future execution of our strategic plan;
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  our Board’s familiarity with our current and historical financial condition, results of operations, prospects, business strategy, competitive position, properties, assets and prospects;
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  the belief of our Board based upon arm’s length negotiations with Vista that the price to be paid by Merger Sub is the highest price per share that Vista was willing to pay for Greenway and that the terms of the Merger Agreement include the most favorable terms to us to which Vista was willing to agree;
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  the fact that the Merger Agreement was unanimously approved by our Board, which is comprised of a majority of independent directors who are not affiliated with Parent or Merger Sub or any of their affiliates and are not employees of Greenway or any of its subsidiaries, and which retained and received advice from our financial advisor and legal advisor in evaluating, negotiating and recommending the terms of the Merger Agreement;
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  the oral opinion of J.P. Morgan delivered to the Board on September 23, 2013, which was confirmed by delivery of a written opinion dated September 23, 2013, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of the Shares in the proposed Transaction was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of J.P. Morgan Securities LLC”. The full text of the written opinion of J.P. Morgan, dated September 23, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex II to this Schedule 14D-9;
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  the fact that Parent has received an equity commitment letter that will be sufficient for Parent to consummate the transactions contemplated by the Merger Agreement even if Parent’s debt financing is not available, and the reputation of the financing sources, each of which, in the reasonable judgment of our Board, increases the likelihood of such financings being completed;
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  the fact that the Merger Sub must extend the Offer if requested by us for successive periods of ten business days until the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three business days after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by the Company in connection with the adoption of the Merger Agreement, including by informing the Company that it does not intend to review the proxy statement or (iii) March 22, 2014 (the “End Date”), if, on any scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived;
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  the terms and conditions of the Merger Agreement, including the following related factors:
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  the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to our stockholders, on a prompt basis, following satisfaction or, in certain cases, waiver of the conditions to the Offer, reducing the period of uncertainty during the pendency of the Transactions to stockholders, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price;
•
  our ability to convert the structure into a one-step merger in the event the conditions to the Offer are not met;
•
  the nature of the conditions to Merger Sub’s obligations to consummate the Offer, the Merger and other Transactions and the risks of non-satisfaction of such conditions;
•
  the ability of our Board under the Merger Agreement to withdraw or modify its recommendation that our stockholders accept the Offer and tender their Shares or vote in favor of adoption of the Merger Agreement in certain circumstances, including, most importantly, in connection with a Superior Offer, and our right to terminate the Merger Agreement in order to accept a Superior Offer and enter into a definitive agreement with respect to such Superior Offer, in both cases subject to payment of a termination fee;
•
  the conclusion of our Board that the termination fee and the circumstances when such termination fee may be payable, are reasonable in light of the benefit of the Offer, Merger and the other Transactions, and would not be a significant impediment to third parties interested in making a Superior Offer;
•
  the fact that pursuant to the Merger Agreement we are entitled to specific performance and other equitable remedies to prevent breaches of the Merger Agreement, and can cause Parent to enforce the obligations of Vista under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed;
•
  the fact that the Merger Agreement provides that, in the event of a failure of the Transactions to be consummated under certain circumstances, and as an alternative to specific performance under the Merger Agreement, Parent will pay us a $48,273,000 termination fee, without our having to establish any damages, and the guarantee of such payment obligation by an entity affiliated with Vista pursuant to the Limited Guaranty;
•
  the likelihood that the Offer or Merger will be consummated on a timely basis, including the likelihood that the Transactions will receive all necessary regulatory approvals;

•
  the availability of statutory appraisal rights to our stockholders who do not tender their Shares in the Offer or vote in favor of the adoption of the Merger Agreement and otherwise comply with all required procedures under the General Corporation Law of the State of Delaware (“DGCL”); and
•
  the fact that the End Date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transaction.
Our Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:
•
  the fact that our stockholders will not participate in any potential future earnings or growth of Greenway and will not benefit from any appreciation in the value of the Company as a private company;
•
  that, under certain circumstances, we will be required to pay Parent a termination fee and reimburse Parent’s reasonable and documented out-of-pocket fees and expenses (up to $4,505,000), in connection with the termination of the Merger Agreement;
•
  the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:
•
  the trading price of Shares could be adversely affected;
•
  we will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;
•
  we may lose employees after announcement of the Merger Agreement;
•
  our business may be subject to significant disruption; and
•
  our directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;
•
  the restrictions in the Merger Agreement on our actively soliciting competing bids to acquire Greenway;
•
  the fact that Parent and Merger Sub are newly formed entities with essentially no assets other than equity and debt commitments, and that, notwithstanding our specific performance remedy under the Merger Agreement, our remedy in the event of breach of the Merger Agreement by Parent or Merger Sub may be limited to receipt of the termination fee provided under the Merger Agreement, which is guaranteed by an entity affiliated with Vista and that under certain circumstances we may not be entitled to a termination fee at all;
•
  the $24,136,000 termination fee payable by Greenway to Merger Sub upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirors from making a competing offer for Greenway that might be more advantageous to our stockholders, and the impact of the termination fee on our ability to engage in another transaction for twelve months if the Merger Agreement is terminated in certain circumstances;
•
  the fact that the gain realized by our stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;
•
  the restrictions in the Merger Agreement on the conduct of our business prior to the consummation of the Merger, which may delay or prevent us from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and
•
  the fact that our executive officers and directors may have interests in the Transactions, including the Offer and the Merger, that are different from, or in addition to, those of our stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Our Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.
The foregoing discussion of the reasons of our Board for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board in consideration of its recommendation. In view of the wide variety of factors considered by our Board in connection with the evaluation of the Offer and the complexity of these matters, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board may have been influenced to a greater or lesser degree by different factors.
(iii)
  Financial Projections
The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other results. The Company’s management provided certain unaudited forecasts (the “Company Case 1 Projections”) regarding the Company’s future operations to the Board for its evaluation in connection with the Offer and the Merger. The Company Case 1 Projections were also provided to Vista in connection with its review of the Company and also to J.P. Morgan for use in connection with its opinion to the Board.
The Company Case 1 Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Company Case 1 Projections nor has expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Company Case 1 Projections herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Company Case 1 Projections should not be regarded as an indication that any of the Company, Parent or any of their respective affiliates, advisors or other representatives, considered, or now considers, them to be necessarily predictive of actual future results, and the Company Case 1 Projections should not be relied upon as such. None of the Company, Vista or any of their respective affiliates, advisors or other representatives makes any representation or warranty regarding the ultimate performance of the Company relative to the Company Case 1 Projections.
The Company Case 1 Projections were largely prepared beginning in mid-2013 based on information available at that time using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the information contained in the Company Case 1 Projections involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, including but not limited to, the number of provider adds per year and the rate at which existing customers would transition to the Company’s clinically driven revenue cycle management services, all of which are difficult to predict. The Company Case 1 Projections also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Company Case 1 Projections constitutes forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information contained in the Company Case 1 Projections will be achieved, and actual results may materially differ. The Company Case 1 Projections cover multiple years and such information by its nature becomes less certain with each successive year.

The following is a summary of the Company Case 1 Projections:

	2014E	2015E	2016E
	($ in millions)
Revenue	$152	$225	$317
Adjusted EBITDA(1)	$19	$46	$78
Free cash flow(2)	$1	$24	$52

(1)
  Adjusted EBITDA is defined as income before interest, taxes, stock-based compensation, depreciation and amortization. Set forth below is reconciliation of Adjusted EBITDA to net (loss) income, as of the date the information included in the financial projections was prepared (dollars in millions; totals may not add due to rounding):

	2014E	2015E	2016E
	($ in millions)
Net (loss) income	$(4)	$10	$27
Interest income, net	—	—	—
(Benefit) provision for income taxes	1	10	20
Stock-based compensation	6	7	8
Depreciation and amortization	16	20	23
Adjusted EBITDA	$19	$46	$78
(2)
  Free cash flow is defined as Adjusted EBITDA less capital expenditures, less capitalized software development and less changes in net working capital. Set forth below is reconciliation of estimated free cash flow to Adjusted EBITDA, as of the date the information included in the financial projections was prepared (dollars in millions; totals may not add due to rounding).

	2014E	2015E	2016E
	($ in millions)
Adjusted EBITDA	$19	$46	$78
Capital expenditures	(5)	(8)	(10)
Capitalized software development	(10)	(11)	(12)
Net working capital	(3)	(4)	(4)
Free cash flow	$1	$24	$52
In addition, J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share, as more fully described below under the caption “— Opinion of J.P. Morgan Securities LLC”. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the period beginning on October 1, 2013 and ending on December 31, 2023 based upon (i) from October 1, 2013 through December 31, 2015, the Company Case 1 Projections as provided by the Company and (ii) from January 1, 2016 through December 31, 2023, extrapolations from Company Case 1 Projections that were reviewed and approved by the Company’s management for J.P. Morgan’s use in connection with its financial analyses and rendering of its fairness opinion.
The following is a summary of the calculations and extrapolations from Company Case 1 Projections:

	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
Calculations and Extrapolations from Company Case 1 Projections(1)
Revenue	$139	$193	$271	$311	$353	$394	$434	$470	$502	$528	$546
EBITDA	$12	$33	$62	$75	$88	$99	$108	$118	$126	$132	$137
Free cash flow	$(12)	$7	$22	$26	$37	$43	$47	$52	$56	$59	$62

(1)
  All financial data calendarized to a December 31 fiscal year end.
Beginning in mid-2013, the Company’s management also prepared two cases in connection with the Company’s fiscal 2014 outlook and guidance, which we refer to herein as the “Company Case 2

Projections” and the “Company Case 3 Projections”. In preparing these projections, the Company’s management considered the Company’s current financial condition, global economic conditions generally and in the industries and markets in which the Company competes, and a variety of other factors relating to the Company’s current and potential future operations. These two projections included more conservative assumptions relative to the Company Case 1 Projections, in particular relating to the number of provider adds per year and the rate at which existing customers would transition to the Company’s clinically driven revenue cycle management services.
In connection with its evaluation of the Offer, the Board also considered the Company Case 2 Projections and the Company Case 3 Projections and provided these projections to J.P. Morgan. At the direction of the Company, these projections were used for reference purposes only and were not used as a basis for the opinion delivered by J.P. Morgan.
The following is a summary of the Company Case 2 Projections and the Company Case 3 Projections:

	2014E	2015E	2016E
	($ in millions)
Company Case 2 Projections
Revenue	$143	$189	$243
Adjusted EBITDA(1)	$17	$33	$52
Free cash flow(2)	$(0)	$10	$26
Company Case 3 Projections
Revenue	$149	$200	$259
Adjusted EBITDA(1)	$19	$37	$59
Free cash flow(2)	$1	$14	$33

(1)
  Adjusted EBITDA is defined as income before interest, taxes, stock-based compensation, depreciation and amortization. Set forth below is reconciliation of Adjusted EBITDA to net (loss) income, as of the date the information included in the financial projections was prepared (dollars in millions; totals may not add due to rounding):

	2014E	2015E	2016E
	($ in millions)
Company Case 2 Projections
Net (loss) income	$(5)	$2	$11
Interest income, net	—	—	—
(Benefit) provision for income taxes	0.3	5	11
Stock-based compensation	6	7	8
Depreciation and amortization	16	20	23
Adjusted EBITDA	$17	$33	$52
Company Case 3 Projections
Net (loss) income	$(4)	$4	$15
Interest income, net	—	—	—
(Benefit) provision for income taxes	0.9	7	13
Stock-based compensation	6	7	8
Depreciation and amortization	16	20	23
Adjusted EBITDA	$19	$37	$59
(2)
  Free cash flow is defined as Adjusted EBITDA less capital expenditures and less capitalized software development. Set forth below is reconciliation of estimated free cash flow to Adjusted EBITDA, as of the date the information included in the financial projections was prepared (dollars in millions; totals may not add due to rounding).

	2014E	2015E	2016E
	($ in millions)
Company Case 2 Projections
Adjusted EBITDA	$17	$33	$52
Capital expenditures	(5)	(8)	(10)
Capitalized software development	(10)	(12)	(12)
Net working capital	(3)	(4)	(4)
Free cash flow	$(0)	$10	$26
Company Case 3 Projections
Adjusted EBITDA	$19	$37	$59
Capital expenditures	(5)	(8)	(10)
Capitalized software development	(10)	(12)	(12)
Net working capital	(3)	(4)	(4)
Free cash flow	$1	$14	$33
(iv)
  Opinion of J.P. Morgan Securities LLC
Pursuant to an engagement letter dated July 10, 2013, which was effective as of June 6, 2013, the Company retained J.P. Morgan as its financial advisor in connection with the proposed transaction.
At the meeting of the Board on September 23, 2013, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of Shares in the proposed transaction was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its September 23, 2013 oral opinion by delivering its written opinion to the Board, dated September 23, 2013, that, as of such date, the consideration to be paid to the holders of Shares in the proposed transaction was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.
The full text of the written opinion of J.P. Morgan dated September 23, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board of Directors of the Company, is directed only to the consideration to be paid to the holders of Shares in the transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the transaction or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.
In arriving at its opinion, J.P. Morgan, among other things:
•
  reviewed the Merger Agreement;
•
  reviewed the Tender and Support Agreements;
•
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;
•
  compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;
•
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•
  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and
•
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
J.P. Morgan also held discussions with certain members of the management of the Company with respect to certain aspects of the transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the transaction.
The projections furnished to J.P. Morgan for the Company were prepared by the Company’s management. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.
J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the proposed transaction, and J.P. Morgan has expressed no opinion as to the fairness of the transaction, or any consideration paid in connection with the transaction, to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the transaction, or any class of such persons relative to the consideration to be paid to the holders of Shares in the transaction or with respect to the fairness of any such compensation.
J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.
Public Trading Multiples.   Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies which J.P. Morgan judged to be relevant. The companies selected by J.P. Morgan were:
Healthcare IT
Cerner Corporation
HMS Holdings Corp.
The Advisory Board Company
Computer Programs & Systems, Inc.
Vocera Communications, Inc.
athenahealth, Inc.
Medidata Solutions, Inc.
Allscripts Healthcare Solutions, Inc.
WebMD Health Corp.
MedAssets, Inc.
Quality Systems, Inc.
Merge Healthcare Incorporated
Software
Salesforce.com, Inc.
Fleetmatics Group PLC
Demandware, Inc.
Jive Software, Inc.
Concur Technologies, Inc.
RealPage, Inc.
E2open, Inc.
Guidewire Software, Inc.
Model N, Inc.
These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company.
Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt, plus any non-controlling interest, less cash and cash equivalents) to the consensus equity research analyst estimate for the company’s calendar year 2014 revenue (the “Firm Value/2014E Revenue”); and the ratio of the company’s firm value to the consensus equity research analyst estimate for the company’s calendar year 2014 EBITDA (defined as earnings before interest, taxes, depreciation, and amortization) (the “Firm Value/2014E EBITDA”).

The following table represents the results of this analysis:

	Firm Value / 2014E Revenue	Firm Value / 2014E EBITDA
Healthcare IT: Mean	3.83x	18.4x
Healthcare IT: Median	3.29x	12.0x
Software: Mean	6.45x	36.7x
Software: Median	6.29x	33.1x
Based on this analysis and other factors J.P. Morgan deemed relevant, J.P. Morgan applied a valuation range of 3.0x to 4.0x to the Company’s calendar year 2014 revenue estimate under the Company Case 1 Projections and a valuation range of 15.0x to 20.0x to the Company’s calendar year 2014 EBITDA estimate under the Company Case 1 Projections, and derived implied per share price ranges for the Shares. The analysis indicated the following implied per share price ranges for the Shares:

Valuation Basis (Applied Range)	Implied Per Share Price Range
Firm Value/2014E Revenue (3.0x – 4.0x)	$18.75 – $24.50
Firm Value/2014E EBITDA (15.0x – 20.0x)	$16.50 – $21.50
Precedent Acquisitions Analysis
J.P. Morgan examined selected transactions with respect to companies J.P. Morgan judged to be relevant. The transactions selected by J.P. Morgan were:
Healthcare IT

Acquiror	Target
AthenaHealth, Inc.	Epocrates, Inc.
Piramal Healthcare Limited	Decision Resources Group
Veritas Capital	Thomson Reuters—Healthcare
Nuance Communications, Inc.	Transcend Information, Inc.
Vista Equity Partners	Sage Healthcare Division
The Blackstone Group L.P.	Emdeon Company
Experian plc	Medical Present Value, Inc.
Aetna Inc.	Medicity, Inc.
Vestar Capital Partners	Healthgrades Inc.
Allscripts Healthcare Solutions, Inc.	Eclipsys Corp
Oracle Corporation	Phase Forward, Inc.
TPG Capital	IMS Health Group Limited
Apax Partners LLP	TriZetto Corp.
Vestar Capital Partners	Press Ganey Associates, Inc.
Koninklijke Philips N.V.	Visicu, Inc.
McKesson Corporation	Per-Se Technologies, Inc.
General Electric Company	IDX Systems, Inc.
Per-Se Technologies, Inc. / Wolters Kluwer N.V.	NDCHealth Corp.
Software

Acquiror	Target
Vista Equity Partners	Websense, Inc.
McAfee, Inc.	Stonesoft Corporation
Goldman Sachs PIA	EBIX, Inc.
NCR Corporation	Retalix Ltd.

Acquiror	Target
Siemens AG	LMS International
RedPrairie Corp.	JDA Software Group, Inc.
Riverbed Technology Inc	Opnet Technologies, Inc.
International Business Machines Corporation	Kenexa Corporation
Thoma Bravo, LLC	Deltek, Inc.
Dell, Inc.	Quest Software, Inc.
SAP AG	Ariba, Inc.
Blackbaud, Inc.	Convio, Inc.
Providence Equity Partners	Blackboard, Inc.
Epicor Software Corporation	NSB Retail Systems plc
The Carlyle Group	SS&C Technologies Holdings, Inc.
These transactions were selected, among other reasons, because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the transaction.
Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s enterprise value (calculated as the equity purchase price, plus any debt, plus any non-controlling interest, less cash and cash equivalents) to the consensus equity research analyst estimate for the target company’s one year forward estimate of revenue (“Enterprise Value/Forward Revenue”) at the time of the transaction; and the ratio of the target company’s enterprise value to the consensus equity research analyst estimate for the target company’s one year forward estimate of EBITDA (“Enterprise Value/Forward EBITDA”) at the time of the transaction.
The following table represents the results of this analysis:

	Enterprise Value / Forward Revenue	Enterprise Value / Forward EBITDA
Healthcare IT: Mean	3.5x	14.2x
Healthcare IT: Median	2.6x	10.9x
Software: Mean	3.9x	20.8x
Software: Median	3.0x	19.7x
Based on this analysis and other factors J.P. Morgan deemed relevant, J.P. Morgan applied a valuation range of 3.5x to 4.5x to the Company’s fiscal year 2014 revenue estimate under the Company Case 1 Projections and 20.0x to 25.0x to the Company’s fiscal year 2014 EBITDA estimate under the Company Case 1 Projections, and derived an implied per share price range for the Shares. The analysis indicated the following implied per share price ranges for the Shares:

Valuation Basis (Applied Range)	Implied Per Share Price Range
Enterprise Value/FY 2014E Revenue (3.5x – 4.5x)	$17.25 – $22.00
Enterprise Value/FY 2014E EBITDA (20.0x – 25.0x)	$12.50 – $15.50
Discounted Cash Flow Analysis.   J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the period beginning on October 1, 2013 and ending on December 31, 2023 based upon (i) from October 1, 2013 through December 31, 2015, the Company Case 1 Projections as provided by the Company and (ii) from January 1, 2016 through December 31, 2023, extrapolations from Company Case 1 Projections that were reviewed and approved by the Company’s management for J.P. Morgan’s use in connection with its financial analyses and rendering its fairness opinion. J.P. Morgan also calculated a range of terminal firm values for the Company by applying a terminal growth rate ranging from 3.00% to 4.00% to the Company’s unlevered free cash flow in 2023. The unlevered free cash flows and the terminal firm values were then discounted to present values using a range of discount rates from 9.0% to 10.0%. This discount rate range was based upon J.P. Morgan’s analysis of the Company’s weighted average cost of capital.

Based on the foregoing, this analysis indicated an implied per share price range for the Shares of approximately $19.00 to $25.25.
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the transaction.
As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the transaction on the basis of such experience and its familiarity with the Company.
For services rendered in connection with the transaction, the Company has agreed to pay J.P. Morgan a fee of approximately $7.7 million, $1 million of which was payable upon the delivery by J.P. Morgan of its opinion and the remainder of which is contingent upon the consummation of the transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.
During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and with certain other portfolio companies of Vista Equity Partners, for which J.P. Morgan and such affiliates have received approximately $1.0 million of fees from the Company and approximately $6.4 million of fees from Vista Equity Partners and its affiliates. Such services during such period have included acting as lead left bookrunner on the Company’s initial public offering in February 2012 and acting as an arranger of certain credit facilities for certain of Vista Equity Partners’ other portfolio companies. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of certain of Vista Equity Partners’ other portfolio companies, for which it receives customary compensation or other financial benefits. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.
(v)
  Intent to Tender
To our knowledge, after making reasonable inquiry, all of Greenway’s executive officers, directors, and affiliates currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity). Each director and executive officer of Greenway, and certain of the Company’s stockholders (Investor Group L.P., Investor Growth Capital Limited and Pamlico Capital II, L.P.), has entered into a tender and support agreement with Parent and Merger Sub concurrently with the execution of the Merger Agreement, each of which provides, among other things, that these stockholders will tender their Shares to Merger Sub in the Offer. These stockholders may withdraw their Shares from the Offer if, among other things, the Merger Agreement is terminated in accordance with its terms, including for the Company to accept a Superior Offer from a third-party. Pursuant to these tender and support agreements, Greenway’s directors and executive officers collectively agreed to tender approximately 15,178,780 Shares, or approximately 50.9% of the Shares outstanding on September 19, 2013.
Item 5.
  Person/Assets Retained, Employed, Compensated or Used.
We retained J.P. Morgan as our financial advisor in connection with the Transaction and, in connection with such engagement, J.P. Morgan provided the opinion described in “Item 4. The Solicitation or Recommendation — Opinion of J.P. Morgan Securities LLC,” which is filed as Annex II hereto and is incorporated herein by reference. Our board selected J.P. Morgan as Greenway’s financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction, and because of its reputation in the investment community and its familiarity with Greenway and its business, in particular from J.P. Morgan’s participation in our initial public offering as joint book-running manager and representative of the underwriters.
Pursuant to a letter agreement dated July 10, 2013, which was effective as of June 6, 2013, we retained J.P. Morgan to act as our financial advisor in connection with the Company’s response, if any, to an unsolicited indication of interest made by a third party, and the consummation of a resulting transaction. Under the terms of the letter agreement, we have agreed to pay J.P. Morgan for its services in connection with the Transaction an aggregate fee currently estimated to be approximately $7.7 million, $1.0 million of which was payable in connection with its opinion and the remainder of which is contingent upon the completion of the Transaction. In addition, under the letter agreement, we agreed to reimburse J.P. Morgan for a portion of its expenses incurred in connection with J.P. Morgan’s engagement and to indemnify J.P. Morgan, any controlling person of J.P. Morgan and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under federal securities laws.
Except as set forth above, neither Greenway nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Greenway on its behalf with respect to the Offer.
Item 6.
  Interest in Securities of the Subject Company.
No transactions with respect to shares of our common stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
Item 7.
  Purposes of the Transaction and Plans or Proposals.
Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Greenway, any subsidiary of Greenway or any other person. Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Greenway or any subsidiary of Greenway, (ii) any purchase, sale or transfer of a material amount of assets by Greenway or any its direct or indirect subsidiary or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Greenway.
We have agreed to certain restrictions on our ability to solicit or initiate discussions or furnishing any person with information in connection with the encouragement or facilitation of an acquisition proposal and have agreed to cease any current discussions and negotiations with third-parties for the purpose of facilitating competing acquisition proposals. These restrictions will continue until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the time at which the Merger is consummated. Notwithstanding this limitation, prior to the consummation of the Offer or the adoption of the Merger Agreement by our stockholders if required to consummate the Merger, we may under certain circumstances provide information to third parties and clarify the terms and conditions with respect to any unsolicited alternative acquisition proposal that our Board has determined constitutes or could reasonably be expected to lead to a “Superior Offer” (which is generally defined to refer to a bona fide written acquisition proposal that our Board determines, in its good faith judgment, after consultation with its legal and financial advisors, is reasonably likely to be consummated and is more favorable from a financial point of view to our stockholders than the transactions contemplated by the Merger Agreement).
Item 8.
  Additional Information.
Golden Parachute Compensation
We do not have any employment or severance agreements with any of our executive officers. Except with respect to the potential vesting of options in connection with a merger or consolidation, none of the executive officers are entitled to receive any payments upon termination of employment or change in control, regardless of the reason thereof, including the Offer and Merger described in this Schedule 14D-9. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”
Information Statement
The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to our Board other than at a meeting of our stockholders and is incorporated herein by reference.
Top-Up Option
We also granted to Parent and Merger Sub an option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, from Greenway the number of shares of our common stock (the “Top-Up Shares”) equal to the lesser of (i) the number of Top-Up Shares that, when added to the number shares of our common stock already directly or indirectly owned by Parent and Merger Sub following consummation of the Offer, constitutes one share more than 90% of the Total Share Number or (ii) the aggregate number of Top-Up Shares that Greenway is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. If Parent, Merger Sub and any of their respective affiliates acquire at least 90% of the outstanding shares of our common stock, including through exercise of the Top-Up Option, the parties have agreed to take all necessary and appropriate action to complete the Merger through the “short form” procedures available under the DGCL.
For purposes of this Schedule 14D-9, “Total Share Number” means (x) the total outstanding shares of our common stock as of the expiration of the Offer plus (y) the aggregate number of shares of our common stock issuable to holders of Greenway stock options from which Greenway or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which shares of our common stock have not yet been issued to such exercising holders of Greenway stock options), plus (z) the number of shares to be purchased by Merger Sub under the Top-Up Option.
This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Conditions to the Offer
The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.
Vote Required to Approve the Merger
On September 23, 2013, our board of directors unanimously (i) determined that the Merger Agreement, the Support Agreements and the Transactions, including the Offer and the Merger, and the other transactions contemplated by this Agreement and the Support Agreements, are advisable to, and in the best interest of, Greenway and its stockholders, (ii) approved the execution, delivery and performance by Greenway of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option and the issuance of the Top-Up Shares, and (iv) resolved to recommend that the stockholders of Greenway tender their Shares to Parent or Merger Sub pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.
Under Section 253 of the DGCL, if Parent or Merger Sub acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, determined on a fully diluted basis, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by our stockholders. If Parent or Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed through a one-step merger. We also intend to file a preliminary proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement, and the transaction will be consummated either through the Offer followed by a merger or directly through a one-step merger depending on which transaction can be consummated first. If the Offer is consummated prior to the date of the special meeting to adopt the Merger Agreement, then the special meeting will not be held. The Company will not solicit votes for the special meeting, if ever, until the Offer has terminated.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the Board of such corporation before such person became an “interested stockholder.”
Pursuant to our certificate of incorporation, we have, however, opted out of Section 203 of the DGCL.
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Greenway who have not properly tendered in the Offer and have neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to exercise appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The obligations of Greenway to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of Greenway’s stockholders is held to adopt the Merger Agreement, Greenway will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within ten days after the Effective Time, the Surviving Corporation in the Merger will be required to send a notice that the Merger has become effective to each stockholder who delivered to Greenway a demand for appraisal prior to the vote and who did not vote in favor of the adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE

DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.
APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Antitrust Compliance
Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 27, 2013, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on October 15, 2013, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and Greenway’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.
At any time before or after Parent’s or Merger Sub’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or Merger Sub or the divestiture of substantial assets of Greenway or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transaction could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived; the possibility that the Transaction may not be timely completed, if at all; and that, prior to the completion of the Transaction, if at all, our business may experience significant disruptions due to Transaction-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the United States Securities Exchange Commission, including our annual report on Form 10-K for the fiscal year ended June 30, 2013 and quarterly and current reports on Form 10-Q and 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents filed by Merger Sub and Parent and the Proxy Statement on Schedule 14A to be filed by Greenway. All of these materials related to the Transactions (and all other Transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.
Item 9.
  Exhibits.

Exhibit No.	Description
(a)(1)(A)
Offer to Purchase, dated October 4, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of VCG Holdings, LLC and Crestview Acquisition Corp., filed with the Securities and Exchange Commission on October 4, 2013 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on October 4, 2013 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(1)(F)
Joint Press release issued by Greenway and Vista Equity Partners Fund IV, L.P., dated September 23, 2013 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Greenway on September 23, 2013).

(a)(1)(G)
Joint Press release issued by Greenway and Vista Equity Partners Fund IV, L.P., dated October 4, 2013 (incorporated herein by reference to Exhibit 99.1 to Greenway’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2013).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(5)(A)	Opinion of J.P. Morgan Securities LLC to the Board of Directors of Greenway Medical Technologies, Inc. dated September 23, 2013 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated September 23, 2013, by and among Greenway Medical Technologies, Inc., VCG Holdings, LLC, and Crestview Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Greenway’s Current Report on Form 8-K

Exhibit No.	Description
filed with the Securities and Exchange Commission on September 23, 2013).
(e)(2)(A)	Confidentiality Agreement, dated June 14, 2013, between Greenway Medical Technologies, Inc. and Vista Equity Partners III, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(2)(B)
First Amendment to the Confidentiality Agreement, dated September 16, 2013, between Greenway Medical Technologies, Inc. and Vista Equity Partners III, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)
Form of Indemnification Agreement by and between Greenway Medical Technologies, Inc. and each of its directors (incorporated by reference to Exhibit 10.4 to Greenway’s Form S-1/A (File No. 333-175619) filed on January 18, 2012).

(e)(4)	Greenway Medical Technologies, Inc. 2011 Stock Plan (incorporated by reference to Exhibit 10.1 to Greenway’s Form S-1/A (File No. 333-175619) filed on January 18, 2012).
(e)(5)(A)	Greenway Medical Technologies, Inc. 2004 Stock Plan (incorporated by reference to Exhibit 10.2 to Greenway’s Form S-1/A (File No. 333-175619) filed on August 26, 2011).
(e)(5)(B)
2004 Stock Plan Form of ISO and NSO Notice of Stock Option Grant and Stock Option Agreement (incorporated by reference to Exhibit 10.2.1 to Greenway’s Form S-1/A (File No. 333-175619) filed on August 26, 2011).

(e)(5)(C)	Amendment to 2004 Stock Plan (incorporated by reference to Exhibit 10.2.2 to Greenway’s Form S-1/A (File No. 333-175619) filed on January 18, 2012).
(e)(6)(A)	Greenway Medical Technologies 1999 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.3 to Greenway’s Form S-1/A (File No. 333-175619) filed on August 26, 2011).
(e)(6)(B)	1999 Stock Option Plan Form of ISO Agreement (incorporated by reference to Exhibit 10.3.1 to Greenway’s Form S-1/A (File No. 333-175619) filed on August 26, 2011).
(e)(6)(C)	1999 Stock Option Plan Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3.2 to Greenway’s Form S-1/A (File No. 333-175619) filed on August 26, 2011).
(e)(7)	Form of 2011 Incentive Bonus Plan (incorporated by reference to Exhibit 10.9 to Greenway’s Form S-1/A (File No. 333-175619) filed on January 18, 2012).
(e)(8)+	Form of 2012 Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 of Greenway’s Form 8-K filed on March 5, 2012).
(e)(9)	Form of Greenway Medical Technologies, Inc. 2011 Stock Plan Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of Greenway’s Form 8-K filed on March 5, 2012).

+
  Certain portions have been omitted pursuant to a confidential treatment request. Omitted information will be filed separately with the SEC.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GREENWAY MEDICAL TECHNOLOGIES, INC.
By:
  /s/ Wyche T. Green, III

  Wyche T. Green, III
Title:
  President and Chief Executive Officer
Dated: October 4, 2013
Annex I — Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.
Annex II — Opinion of J.P. Morgan Securities LLC to the Board of Directors of Greenway Medical Technologies, Inc., dated September 23, 2013.
Annex III — Section 262 of the General Corporation Law of the State of Delaware.

ANNEX I
GREENWAY MEDICAL TECHNOLOGIES, INC.
100 GREENWAY BOULEVARD
CARROLLTON, GA 30117
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.
Greenway Medical Technologies, Inc. (“Greenway,” the “Company,” “we” or “our”) is mailing this Information Statement on or about October 4, 2013 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Crestview Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of VCG Holdings, LLC, a Delaware limited liability company (“Parent”), for all of our issued and outstanding shares of our common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our board of directors. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of September 23, 2013, by and among Greenway, Parent and Merger Sub (the “Merger Agreement”).
Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on October 4, 2013 to purchase all of our issued and outstanding shares at a price of $20.35 per share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 4, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is midnight, New York City time, on November 1, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders and are filed as exhibits to the Schedule 14D-9 filed by Greenway with the Securities and Exchange Commission (the “SEC”) on October 4, 2013.
The Merger Agreement provides that, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on our board of directors, such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on our board of directors (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of shares owned by Parent and its subsidiaries (including shares accepted for payment pursuant to the Offer) bears to (B) the number of shares then outstanding. Subject to applicable law, we have agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to our board of directors, including (at the election of Parent) obtaining resignations of incumbent directors and, subject to our certificate of incorporation and bylaws, increasing the size of our board of directors. As a result, Parent will have the ability to designate a majority of our board of directors following the consummation of the Offer.
This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to our board of directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Merger Sub’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES
Parent has determined that Parent’s designees to the board of directors of Greenway will be Brian Sheth, Martin Taylor, Jim Hickey and Michael Fosnaugh (the “Potential Designees”). Parent has informed Greenway that each of the Potential Designees has consented to act as a director of Greenway, if so designated. The following is a brief biography of each of our directors and executive officers as of October 4, 2013.
Brian N. Sheth, age 37, co-founded Vista with Robert Smith in 2000 and is President of Vista Equity Partners. He is Vice-Chairman of the investment committee and is actively involved in the execution of all of the investment activities for the portfolio. Mr. Sheth sits on the boards of Accruent, Aptean, Bullhorn, MRI Software, Relias Learning, SirsiDynix, SumTotal Systems, Taxware, Vitera, Websense and Zywave. Prior to joining Vista, Mr. Sheth worked at Bain Capital, where he focused on leveraged buyouts of technology companies. Mr. Sheth also previously worked in the Mergers and Acquisitions Groups at Goldman, Sachs & Co. and Deutsche Morgan Grenfell. In addition to his responsibilities at Vista, Mr. Sheth is also a Director at Waterfall Mobile, MarVista Entertainment, and Global Wildlife Conservation.
Martin Taylor, age 43, joined Vista in 2006 and is the President of Vista Consulting Group. He is also a member of the investment committee. He is responsible for driving the transformation and operational improvements of the firm’s portfolio companies through leveraging the Vista SOP’s and building platforms for their deployment. Mr. Taylor is also active in portfolio executive development. Mr. Taylor currently sits on or participates in the boards of all Vista portfolio companies, including Websense. Prior to joining Vista, Mr. Taylor spent over 13 years at Microsoft. His most recent role was Corporate Vice President of Windows Live and MSN. Mr. Taylor provided business leadership as well as product and marketing management for Windows Live services, MSN, and the Microsoft® Live platform. During his tenure at Microsoft, he managed corporate strategy, sales, product marketing, and various segment focused team in North America and LATAM. Mr. Taylor served as general manager of Platform Strategy at Microsoft, responsible for Windows Server System™ business strategy and competitive strategy efforts across the company. Mr. Taylor also served as Chief of Staff and Director of Business Strategy, working directly for Microsoft CEO Steve Ballmer, whom he assisted with strategic projects and long-term planning for the corporation.
James P. Hickey, age 56, joined Vista Equity Partners in 2008. Mr. Hickey sits on the investment committee and is Co-Head of the Chicago office of Vista Equity Partners. Mr. Hickey sits on the boards of ADERANT, Aptean, BigMachines, Vitera, and Zywave. Prior to joining Vista, Mr. Hickey spent 25 years at William Blair & Company.
Michael Fosnaugh, age 35, joined Vista Equity Partners in 2005. He currently works with the firm’s investments in MRI Software and SirsiDynix, and sits on the boards of Vitera, Websense and Zywave. Prior to joining Vista, Mr. Fosnaugh worked in the Technology, Media & Telecommunications Group at SG Cowen & Co., where he focused on the software, services, and financial technology sectors. While at SG Cowen, Mr. Fosnaugh advised clients on buy-side and sell-side transactions, public and private equity financings, and other strategic advisory initiatives.
None of the Potential Designees (1) is currently a director of, or holds any position with, Greenway, or (2) to our knowledge, has a familial relationship with any directors or executive officers of Greenway. Greenway has been advised that, to the knowledge of Merger Sub and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of Greenway and none have been involved in any transactions with Greenway or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.
Parent and Merger Sub have informed Greenway that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Merger Sub of shares of our common stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 a.m., New York City time, on November 1, 2013. It is currently not known which, if any, of the current directors of Greenway would resign.

CERTAIN INFORMATION CONCERNING OUTSTANDING SECURITIES
The authorized capital stock of Greenway consists of 80,000,000 shares of common stock and 20,000,000 shares of preferred stock, par value $0.0001 per share. As of the close of business on October 2, 2013 there were 29,837,187 shares of common stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Parent, Merger Sub and their respective affiliates do not own any shares of our common stock.
The common stock is the only class of voting securities of Greenway outstanding that is entitled to vote at a meeting of stockholders of Greenway. Each share of our common stock entitles its record holder to one vote on all matters submitted to a vote of Greenway’s stockholders.

CURRENT DIRECTORS AND OFFICERS OF THE COMPANY
The following sets forth certain information as of October 2, 2013 about our directors and our Chief Executive Officer or Chief Financial Officer and the other three most highly compensated executive officers during the fiscal years ended June 30, 2013, 2012 and 2011 (the “named executive officers”):

Name	Age	Position
W. Thomas Green, Jr.	69	Chairman of the Board
Wyche T. Green, III	41	President, Chief Executive Officer and Director
Thomas T. Richards	72	Director
Walter Turek	61	Director
Robert Z. Hensley	56	Director
D. Neal Morrison	52	Director
Noah Walley	50	Director
Gregory H. Schulenburg	48	Executive Vice President and Chief Operating Officer
James A. “Al” Cochran	66	Chief Financial Officer
William G. Esslinger, Jr.	42	Vice President, General Counsel and Secretary
Our board of directors currently consists of seven directors. Thomas T. Richards and Walter Turek are Class I directors, W. Thomas Green, Jr. and Robert Z. Hensley are Class II directors, and Wyche T. Green, III, D. Neal Morrison and Noah Walley are Class III directors. The Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2015. The Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2013. The Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2014.
The following is a brief biography of each of our directors and executive officers as of October 2, 2013.
W. Thomas Green, Jr. is the founder of the Company and has served as its Chairman of the Board since the Company’s inception in 1998. From 1998 until 2010, he also served as our Chief Executive Officer. From 2006 to 2010, Mr. Green was a director of the First National Bank of Georgia and WGNB Corporation in Carrollton, Georgia. Mr. Green is the father of Wyche T. Green, III, the Company’s current President and Chief Executive Officer. Mr. Green is the past Chairman of the Tanner Medical Foundation. Mr. Green also formerly served as a board member and executive committee member of the State University of West Georgia Foundation. Mr. Green received a bachelor’s degree in business administration from the University of Georgia.
Wyche T. Green, III has served as the Company’s President since 2000, as Chief Executive Officer since 2010, and has been a Director of the Company since 1999. Mr. Green is responsible for leading the Company’s strategic direction while managing day-to-day operations. Mr. Green first joined the Company in September 1999 as Vice-President of Sales and Marketing, working in that capacity one year before being promoted to President. From 2003 until May 2011, Mr. Green was a member of the board of directors of First Georgia Banking Company. Mr. Green is the son of W. Thomas Green, Jr. and, through marriage, a first cousin of William G. Esslinger, Jr., the Company’s Vice President, General Counsel and Secretary. Mr. Green also serves on the Auburn University Research Council Board. Mr. Green received a bachelor’s degree in business administration management from Auburn University.
Thomas T. Richards has been a Director of the Company since its formation in 1998 and is a member of the Audit Committee and the Nominations and Governance Committee. Mr. Richards has also been president and owner of Richards Mortgage Servicing, Inc., a financial service company that owns and services single family mortgages, since 1999. From 1984 until 2010, Mr. Richards was a director of First National Bank of Georgia and WGNB Corporation. Mr. Richards is a board member of Tanner Medical Foundation.
Walter Turek has been a Director of the Company since January 2005 and is a member of the Compensation Committee and Chairman of the Nominations and Governance Committee. Since December 2011, he has served as executive chairman of Ascentis, a human capital management firm headquartered in Bellevue, Washington. In 2009, Mr. Turek co-founded and served as director of Mykonos Software, a security software company, until it was sold to Juniper Networks in February 2012. From 1981-2009, Mr. Turek held various positions in Paychex, Inc. (“Paychex”), a national provider of payroll and human resource services. From 1991 until 2002, Mr. Turek was vice president of sales and marketing and, from 2002 until his retirement in June 2009, Mr. Turek was senior vice president of sales and marketing for Paychex. In this role, Mr. Turek was responsible for an organization of 2,500 employees both domestic and international. In addition, prior to his retirement in June 2009, Mr. Turek served as president of Stromberg, a provider of time and labor solutions, and president of Rapid Payroll, Inc., a California-based payroll software company. Both companies were wholly-owned subsidiaries of Paychex. Mr. Turek has served on the board of trustees of Nazareth College and currently is on the board of directors of BlueTie.com and Adventive Software, each of which is a private company.
Robert Z. Hensley has been a Director of the Company since October 2011. He is currently a senior advisor to the transaction advisory services group of Alvarez & Marsal, LLC, a global professional services firm. From 2002 to 2003, he was an audit partner in the Nashville office of Ernst & Young LLP, a global professional services firm. From 1990 to 2002, Mr. Hensley served as an audit partner and, from 1997 to 2002, as office managing partner, of the Nashville office of Arthur Andersen LLP, an accounting firm. Mr. Hensley also serves, or has served within the last five years, on the boards of directors of Garrettson Resolution Group, COMSYS IT Partners, Inc., Diversicare, Inc., Spheris, Inc., HealthSpring, Inc., Document Technologies Inc., Insight Global, Inc., Driven Brands, Inc. and Capella Healthcare, Inc.
D. Neal Morrison has been a Director of the Company since October 2006. From January 2012 until March 2013, Mr. Morrison was a Senior Advisor of Pamlico Capital (formerly Wachovia Capital Partners and previously First Union Capital Partners), a private equity firm focused on investments in growth-oriented healthcare, business and technology services and communications companies. Mr. Morrison focuses on making investments in the healthcare industry. From 1987 until March 2013, Mr. Morrison had been a Partner of Pamlico Capital or Wachovia Capital Partners. Prior to joining First Union Capital Partners, Mr. Morrison served as a director of First Union’s Healthcare Finance Group since 1987. Mr. Morrison was a director of US Radiosurgery LLC from 2003 to 2011, a director of American Renal Holdings, Inc. from 2004 to 2010, a director of A4 Health Systems, Inc. from 1999 to 2005, a director of excelleRx, Inc. from 2003 to 2005 and a director of Acist Medical Systems, Inc. from 2000 to 2001. Mr. Morrison received his undergraduate degree from the University of North Carolina at Chapel Hill in 1984 and his graduate degree from the Babcock Graduate School of Management at Wake Forest University in 1987.
Noah Walley has been a Director of the Company since May 2004. Since April 2003, Mr. Walley has served as Head of North American Technology Investing of Investor Growth Capital, Inc., a venture capital firm. Prior to his tenure at Investor Growth Capital, Mr. Walley served as a General Partner with Morgan Stanley Venture Partners and, prior to joining Morgan Stanley, he worked for the venture capital firms of Bachow & Associates and Desai Capital Management, as well as the management consulting firm McKinsey & Company. Mr. Walley began his investment banking career in London for Chase Manhattan Bank and NM Rothschild & Sons, Ltd. Mr. Walley also serves on the board of directors of Tangoe, Inc., a provider of communications lifecycle management software and services to a wide range of enterprises. Mr. Walley holds a J.D. degree from Stanford Law School and as well as M.A. and B.A. degrees from Oxford University.
Gregory H. Schulenburg has been the Company’s Executive Vice President and Chief Operating Officer since May 2004. Mr. Schulenburg oversees and manages the day-to-day operations of the Company. From joining the Company in March 1999 until May 2004, he served as Vice President of Research and Development, managing software development for the Company. Mr. Schulenburg received a bachelor’s degree in economics from the University of Georgia.
James A. “Al” Cochran joined the Company as Chief Financial Officer in November 2009 and oversees the Company’s financial reporting, accounting and internal control, and strategic planning. From February 2009 to October 2009, Mr. Cochran was pursuing personal interests. From October 2007 until its sale in January 2009, Mr. Cochran served as Senior Vice President, Corporate Strategy and Investor Relations of TurboChef Technologies, Inc. (“TurboChef”), a manufacturer of speed-cook commercial and residential ovens. In October 2003 Mr. Cochran joined TurboChef as Senior Vice President and Chief Financial Officer and served in that capacity until October 2007. From its formation in August 2000 until its acquisition by the Eastman Kodak Company in October 2003, Mr. Cochran served as Chief Financial Officer of PracticeWorks, Inc., then a publicly traded software company specializing in dental practice management. Mr. Cochran is a Certified Public Accountant and was a partner of the accounting firm BDO Seidman, LLP for five years. Mr. Cochran received a B.B.A. in Accounting and an M.B.A. in Corporate Finance from Georgia State University.
William G. Esslinger, Jr. has been the Company’s General Counsel (or Chief Legal Officer) since April 2000, Vice President since July 2000, and Secretary since June 2004. Mr. Esslinger oversees all ongoing activities related to policies and procedures covering the privacy of and access to patient health information in compliance with federal and state laws, including HIPAA. By marriage, Mr. Esslinger is a first cousin of Wyche T. Green, III. Mr. Esslinger is a member of the State Bar of Georgia. Mr. Esslinger is also a member of the American Corporate Counsel Association, and a member of the International Association of Privacy Professionals. Prior to joining Greenway, Mr. Esslinger was in the private practice of law. Mr. Esslinger earned his bachelor’s degree in finance from the State University of West Georgia and his juris doctorate from the Georgia State University College of Law.

CORPORATE GOVERNANCE AND BOARD MATTERS
Board of Director Committees
The Board has established an Audit Committee, a Compensation Committee, and a Nominations and Governance Committee. The Board and each Committee of the Board individually has the authority to retain outside advisers including consultants, accountants and legal counsel as needed.
The current charters of the Audit Committee, the Compensation Committee and the Nominations and Governance Committee may be accessed on the Company’s website at ir.greenwaymedical.com and are available upon written request to the General Counsel and Secretary of the Company, William G. Esslinger, Jr., at 100 Greenway Boulevard, Carrollton, GA 30117. The information contained on Greenway’s website should not be deemed filed with, and is not incorporated by reference into, this information statement or any of Greenway’s other filings under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended (the “Exchange Act”), except to the extent that Greenway specifically so provides.
Audit Committee
Greenway’s Audit Committee consists of Messrs. Hensley, Turek, and Richards, all of whom are “independent” as defined under the federal securities laws and the New York Stock Exchange rules. The Board has determined that each of the Audit Committee members satisfies the requirements for financial literacy under current SEC and New York Stock Exchange requirements. The Board has determined that Mr. Hensley is an “audit committee financial expert,” as that term is defined by the SEC. The Audit Committee operates pursuant to a written charter.
The primary function of the audit committee is to assist the Board of Directors in monitoring (1) the integrity of the Company’s financial statements, (2) the qualifications, performance and independence of the independent registered public accounting firm, (3) the performance of the internal auditors, and (4) the Company’s compliance with regulatory and legal requirements. The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, Grant Thornton LLP. In addition, approval of the audit committee is required prior to our entering into any related party transaction. It is also responsible for “whistle-blowing” procedures and certain other compliance matters.
Compensation Committee
Greenway’s Compensation Committee consists of Messrs. Walley, Morrison, and Turek, all of whom are “independent” as defined under the federal securities laws and the New York Stock Exchange rules. In addition, Messrs. Walley, Morrison, and Turek are all “outside directors” as defined under Section 162(m) of the Internal Revenue Code. The Compensation Committee operates pursuant to a written charter.
Among other things, the Compensation Committee is required to review, and make recommendations to our Board of Directors regarding, the compensation and benefits of the Company’s executive officers. The Compensation Committee also administers the issuance of stock options and other awards under the Company’s equity incentive plans and establishes and reviews policies relating to the compensation and benefits of the Company’s employees and consultants.
Nominations and Governance Committee
Greenway’s Nominations and Governance Committee consists of Messrs. Turek, Richards, and Morrison, all of whom are “independent” as defined under the federal securities laws and the New York Stock Exchange rules. The Nominations and Governance Committee operates pursuant to a written charter.
The Nominations and Governance Committee is responsible for, among other things, developing and recommending to the Board of Directors the Company’s corporate governance guidelines, identifying individuals qualified to become board members, overseeing the evaluation of the performance of the Board of Directors, selecting the director nominees for the next annual meeting of stockholders, and selecting director candidates to fill any vacancies on the Board of Directors.

Compensation Committee Interlocks and Insider Participation
No member of the Compensation Committee has ever been an officer or employee of Greenway. None of our executive officers serve, or have served during the past fiscal year, as a member of the Board of Directors or compensation committee of any other company that has one or more executive officers serving as a member of Greenway’s Board of Directors or Compensation Committee.
The members of our compensation committee do not have any interlocking relationships as defined under SEC regulations.
Director Qualifications
The Nominations and Governance Committee is responsible for identifying qualified individuals to become members of the Board of Directors. The Company selects individuals as director nominees with the goal of creating a balance of knowledge, experience and interest on the Board of Directors. Candidates are evaluated for their character, judgment, business experience and acumen. At a minimum, a director candidate must possess personal and professional integrity, sound judgment and forthrightness. A director candidate must also have sufficient time and energy to devote to the affairs of the Company and be free from conflicts of interest with the Company. The following criteria are also considered when reviewing a director candidate:
•
  The extent of the director candidate’s educational, business, non-profit or professional acumen and experience;
•
  Whether the director candidate assists in achieving a mix of Board members that represents a diversity of background, perspective and experience;
•
  Whether the director candidate meets the independence requirements of New York Stock Exchange listing standards; and
•
  Whether the director candidate possesses the ability to work as part of a team in an environment of trust.
Specific weights are not assigned to any particular criteria and no particular criterion is necessarily applicable to all prospective director candidates.
The Nominations and Governance Committee will also consider nominating for service on the Company’s Board candidates recommended by stockholders. Such recommendations will only be considered by the Nominations and Governance Committee if they are submitted to the Nominations and Governance Committee in accordance with the requirements of the Company’s bylaws (the “Bylaws”) and accompanied by all the information that is required to be disclosed in connection with the solicitation of proxies for election of director nominees pursuant to Regulation 14A under the Exchange Act, including the candidate’s written consent to serve as director, if nominated and elected.
Meeting Attendance
During the fiscal year ended June 30, 2013, the Board of Directors met fourteen times, the Audit Committee met nine times, the Compensation Committee met three times, and the Nominations and Governance Committee met two times. All members of the Board of Directors attended at least 75% of the aggregate of the total number of Board meetings and meetings of the Committees on which they served.
The Board does not have a policy requiring director attendance at the annual stockholders meeting. However, all Board members are recommended to attend. Board members may attend annual meetings of stockholders in person, by telephone or by webcast. Prior to the Company’s initial public offering in February 2012, stockholders held annual meetings or adopted resolutions by written consent.
Director Independence
Our Board of Directors consists of seven members, a majority of whom are independent under the New York Stock Exchange rules. Pursuant to the corporate governance listing standards of the New York Stock Exchange, a director employed by us cannot be deemed to be an “independent director,” and each other director will qualify as “independent” only if our Board of Directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our Board of Directors has affirmatively determined that each of Messrs. Walley, Richards, Turek, Morrison, and Hensley is “independent” in accordance with New York Stock Exchange rules. The independent directors hold executive sessions on a regular basis. We do not have a lead independent director, but we anticipate that the chairs of the independent board committees will rotate as presiding director, and the presiding director will act as a liaison between the non-management directors and the chairman and CEO in connection with each regular meeting.
Leadership Structure
The Board of Directors determines what leadership structure it deems appropriate from time to time based on factors such as the experience of the Company’s Board members and executive officers, the current business environment of the Company and other relevant factors. After considering these factors, the Board has determined that the appropriate leadership structure for the Company at this time is a Board of Directors led by a Chairman of the Board (W. Thomas Green, Jr.) and a President and Chief Executive Officer (Wyche T. Green, III) who also serves on the Company’s Board. This structure provides strength to the Company by giving the Chief Executive Officer a respected voice on our Board, while at the same time giving leadership of the Board to another individual who, together with the other directors, provides oversight of management and its implementation of our strategic plans.
In order to set a framework for its leadership structure and assist the Board in the exercise of its responsibilities, the Board has adopted a set of corporate governance guidelines (the “Guidelines”), a copy of which is posted on the Company’s website at http://ir.greenwaymedical.com and which is available in print, without charge, to any stockholder who requests them. The Guidelines acknowledge the leadership exercised by the Board’s standing committees and their chairs and are intended to serve as a flexible framework within which the Board and these committees may conduct their business. The Nominations and Governance Committee is responsible for overseeing the Guidelines and annually reviews them and makes recommendations to the Board concerning corporate governance matters. The Board may amend, waive, suspend, or repeal any of the Guidelines at any time, with or without public notice, as it determines necessary or appropriate in the exercise of the Board’s judgment or fiduciary duties.
Risk-Management Oversight
The Board of Directors is actively involved in the oversight of risks that could affect the Company. This oversight is conducted primarily through committees of the Board of Directors, but the full Board has retained responsibility for general oversight of risks. The Board of Directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company. In performing its risk oversight function, the Board considers strategic and operational risks associated with the Company’s annual operating plan and other matters that may present material risks to the Company’s operations, plans, prospects or reputation.
The Audit Committee considers risks associated with the financial reporting and disclosure process and material operational risks identified by management. In addition, based upon information brought to its attention by management, the Company’s auditors and external advisors, the Audit Committee evaluates the adequacy of the Company’s risk management processes and systems and determines whether it believes that such processes and systems are reasonably designed to respond to and mitigate the risks faced by the Company. Throughout the year, the Audit Committee receives periodic reports from management and the Company’s auditors and advisors identifying and explaining key areas of risk applicable to the Company and an explanation of the policies and procedures in place to monitor and access those risks. The Nominations and Governance Committee monitors the Company’s governance risk with assistance from outside advisers as appropriate. The Compensation Committee is responsible for monitoring the Company’s compensation policies and assuring that the compensation structures for the Company’s executive officers and other employees do not encourage excessive or otherwise undesirable risk-taking. In addition, the Compensation Committee considers risks associated with management and development and succession.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Greenway’s “Code of Business Conduct and Ethics for Employees, Officers and Directors” deals with conflicts of interest and requires each director and executive officer to seek authorization from the Audit Committee prior to entering into any transaction in which Greenway’s business transactions are conducted with a director, executive officer or related person. Upon disclosure by a director or executive officer, the proposed transaction will be reviewed by the Audit Committee. In addition, pursuant to the Audit Committee’s charter, the Audit Committee must pre-approve all of the Company’s related party transactions.
The following is a description of transactions since July 1, 2012, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or persons or entities affiliated with them, had or will have a direct or indirect material interest. Other than the transactions involving Greenway Air, LLC, the transactions described below were implemented prior to adoption of the related party transaction policy described above.
Headquarters Lease
Effective July 1, 2000, the Company entered into an agreement to lease its headquarters from Green Family Real Estate, LLC, formerly Elizabeth Village, LLP, an entity controlled by the Company’s Chairman, for approximately $20,000 per month, plus annual adjustments for inflation, until June 30, 2015.
Preferred Stock
In connection with the Company’s reincorporation from a Georgia to a Delaware corporation and the Company’s initial public offering, upon the closing of the Company’s initial public offering in February 2012, the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and Series B Convertible Preferred Stock (the “Series B Preferred Stock”) automatically converted to common stock of the Company. Each share of Series A Preferred Stock converted into 1.263 shares of the Company’s common stock, while each share of Series B Preferred Stock converted into one share of the Company’s common stock. In connection with such conversion, in February 2012 the Company was also required to make cash payments to the holders of outstanding preferred stock. Each Series A Preferred stockholder received a payment of $6 per share and each Series B Preferred stockholder received $4.75 per share, which holders of Series A Preferred Stock and Series B Preferred Stock could elect to receive in the form of shares of the Company’s common stock in an amount equal to the quotient obtained by the dividing (i) the total amount of the payment then due to such holder of Preferred Stock by (ii) the per share price of the Company’s common stock based on the initial price to the public in this offering.
Greenway Air, LLC
The Company utilizes a private plane owned by Greenway Air, LLC, a Delaware limited liability company (“Greenway Air”) when necessary for business operations. Both the Company and W. Thomas Green, Jr. own minority membership interests in Greenway Air, and W. Thomas Green, Jr. is the manager of Greenway Air. In September 2012, Greenway Air purchased a private plane for approximately $2.6 million. The Company contributed approximately $427,000, and W. Thomas Green, Jr. contributed approximately $849,000, to this purchase.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Securities Exchange Act of 1934 requires each director and certain officers of Greenway, and any person or entity that owns more than 10% of Greenway common stock to file with the SEC, by a specified date, certain reports of ownership and changes in ownership of Greenway’s common stock. The Sarbanes-Oxley Act of 2002 mandates that most of these reports under Section 16(a) must be filed by the second business day after the event that gave rise to the required filing has occurred. Based upon a review of reports that were filed by Greenway’s directors, and officers and 10% owners and written representations from directors and officers that no other reports were required, the Company believes that during fiscal year 2013 its directors, officers and 10% owners complied with all such requirements.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership of our common stock as of October 2, 2013, subject to certain assumptions set forth in the footnotes, for:
•
  each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;
•
  each of our current directors;
•
  each of our named executive officers; and
•
  all of our current directors and current executive officers as a group.
Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.
The number of shares and percentages of beneficial ownership set forth below are based on 29,837,187 shares of common stock outstanding as of October 2, 2013.
Unless otherwise indicated, the address of each of the individuals and entities named in the table below under “Named Executive Officers and Directors” is Greenway Medical Technologies, Inc., 100 Greenway Boulevard, Carrollton, GA 30117.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Outstanding Shares
5% Stockholders
Investor Group L.P.(2)	2,109,431	7.1%
Investor Growth Capital Limited(3)	4,922,009	16.5%
Pamlico Capital II, L.P.(4)	5,294,679	17.7%
Named Executive Officers and Directors
W. Thomas Green, Jr.(5)	2,304,063	7.7%
Wyche T. Green, III(6)	645,643	2.1%
Gregory H. Schulenburg(7)	170,613	*
James A. Cochran(8)	131,752	*
William G. Esslinger, Jr.(9)	146,580	*
Robert Hensley(10)	25,050	*
Neal Morrison(11)	22,300	*
Thomas T. Richards(12)	339,963	1.1%
Walter Turek(13)	153,300	*
Noah Walley(14)	22,300	*
All directors and executive officers as a group (10 persons)(15)	3,961,564	12.8%

*
  less than 1%.
(1)
  This column lists all shares of common stock beneficially owned, including all shares of common stock that can be acquired through option exercises within 60 days of October 2, 2013.

(2)
  Based on the Form 13G filed by Investor AB on February 13, 2013. Investor AB, a publicly traded company on the Stockholm Stock Exchange, is the beneficial owner of the shares held by Investor Group L.P. (“IGLP”), but holds no voting or investment control over the shares. Stephen M. Campe, Lennart Johansson and Michael V. Oporto are the directors of Investor Growth Capital LLC, the general partner of IGLP, and may be considered to share voting and dispositive power over the shares held by IGLP. The address of IGLP is Canada Court, Upland Road, St. Peter Port, GY1 3BQ, Guernsey. IGLP is an affiliate of Investor Growth Capital Limited (“IGCL”).
(3)
  Based on the Form 13G filed by Investor AB on February 13, 2013. Investor AB, a publicly traded company on the Stockholm Stock Exchange, is the beneficial owner of the shares held by IGCL, but holds no voting or investment control over the shares. Stephen M. Campe, Lennart Johansson and Michael V. Oporto are the directors of IGCL and may be considered to share voting and dispositive power over the shares held by IGCL. The address of IGCL is Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. IGCL is an affiliate of IGLP.
(4)
  Based on the Schedule 13D/A filed with the SEC on September 27, 2013. Pamlico Capital GP II, LLC is the general partner of Pamlico Capital II, L.P. (“Pamlico”) and the managing members of the general partner are Scott B. Perper, L. Watts Hamrick, III and Frederick W. Eubank, II. These individuals may be deemed to have shared voting and investment power over the shares held by Pamlico. The address of Pamlico is 150 North College Street, Suite 2400, Charlotte, NC 28202.
(5)
  Shares beneficially owned by Mr. Green include (i) 849,231 shares held by Mr. Green, (ii) 244,818 shares held by Elizabeth J. Green, Mr. Green’s spouse, (iii) 967,473 shares held by the W. T. Green, Jr. Family Limited Partnership, (iv) 10,500 shares held in Mr. Green’s IRA, (v) 4,650 shares held in Ms. Green’s IRA, (vi) 400 shares held in trust for which Mr. Green serves as trustee, and (vii) 226,991shares of common stock issuable upon exercise of stock options, of which 220,226 are currently vested and 6,765 will vest within the next 60 days. 870,094 shares of common stock beneficially owned by Mr. Green are pledged as security for a loan.
(6)
  Shares beneficially owned by Mr. Green include (i) 62,236 shares held by Mr. Green, (ii) 9,600 shares held by Jennifer Green, Mr. Green’s spouse, (iii) 198,764 shares held by the T&J Green Family Partnership LP, (iv) 9,250 shares held in Mr. Green’s IRA, and (v) 365,793 shares of common stock issuable upon exercise of stock options, of which 349,190 are currently vested and 16,603 will vest within the next 60 days. 270,100 shares of common stock beneficially owned by Mr. Green are pledged as security for a loan.
(7)
  Shares beneficially owned by Mr. Schulenburg include (i) 24,280 shares held by Mr. Schulenburg, (ii) 12,500 shares held in an IRA, and (iii) 133,833shares of common stock issuable upon exercise of stock options, of which 127,658 are currently vested and 6,175 will vest within the next 60 days. 24,280 shares of common stock beneficially owned by Mr. Schulenburg are pledged as security for a loan.
(8)
  Shares beneficially owned by Mr. Cochran include (i) 75,000 shares held by Mr. Cochran and (ii) 56,752 shares of common stock issuable upon exercise of stock options, of which 47,475 are currently vested and 9,277 will vest within the next 60 days. 75,000 shares of common stock beneficially owned by Mr. Cochran are pledged as security for a loan.
(9)
  Shares beneficially owned by Mr. Esslinger include (i) 35,057 shares held by Mr. Esslinger, (ii) 616 shares held in Mr. Esslinger’s IRA, (iii) 1,748 shares held in his spouse’s IRA, (iv) 65,829 shares of common stock issuable to Mr. Esslinger upon exercise of stock options, of which 61,806 are currently vested and 4,023 will vest within the next 60 days, and (v) 43,330 shares of common stock issuable to his spouse upon exercise of stock options, all of which are currently vested. 35,057 shares of common stock beneficially owned by Mr. Esslinger are pledged as security for a loan.
(10)
  Shares beneficially owned by Mr. Hensley include (i) 9,000 shares held by Mr. Hensley and (ii) 16,050 shares of common stock issuable upon exercise of stock options, all of which are currently vested.
(11)
  Shares beneficially owned by Mr. Morrison include 22,300 shares of common stock issuable upon exercise of stock options, all of which are currently vested. Mr. Morrison is a member of Pamlico Capital GP II, LLC, which is the general partner of, and has a one percent interest in the investments of, Pamlico.

(12)
  Shares beneficially owned by Mr. Richards include (i) 273,037 shares held by Mr. Richards, (ii) 21,000 shares held by Cornelia S. Richards, the spouse of Mr. Richards, (iii) 4,167 shares held by the Margaret Richards Bass Family Trust (the “Bass Trust”), of which Ms. Richards is trustee, (iv) 8,334 shares held by the Cornelia Lucas Richards Family Trust (the “Richards Trust”), of which Ms. Richards is trustee, (v) 33,425 shares of common stock issuable to Mr. Richards upon exercise of stock options, all of which are currently vested. Mr. Richards disclaims beneficial ownership of the shares held by the Bass Trust and the Richards Trust. 242,537 shares of common stock beneficially owned by Mr. Richards are pledged as security for a loan.
(13)
  Shares beneficially owned by Mr. Turek include (i) 41,000 shares held by Mr. Turek and (ii) 112,300 shares of common stock issuable upon exercise of stock options, all of which are currently vested.
(14)
  Shares beneficially owned by Mr. Walley include 22,300 shares of common stock issuable upon exercise of stock options, all of which are currently vested. Mr. Walley is a limited partner of IGLP and is head of North American technology investing for an affiliate company of IGLP and IGCL.
(15)
  Shares beneficially owned include 1,098,903 shares of common stock issuable upon exercise of stock options.
Opportunity for Stockholder Feedback
The Board welcomes hearing from stockholders and other interested parties regarding the Company and its management, performance and prospects. To facilitate complete and accurate transmittal of communications to the directors, the Company requests that all such communication to the Board or any of its members be made in accordance with its Process for Communications with the Board of Directors policy, a copy of which is posted on the Company’s website at ir.greenwaymedical.com. In accordance with this policy, communications may be made by sending a written communication the Board or an individual director c/o William G. Esslinger, Jr., Attn: Chief Legal Officer, at 100 Greenway Boulevard, Carrollton, GA 30117. Communications also may be sent by e-mail to the following address: boardofdirectors@greenwaymedical.com.
Each communication must set forth the name and address of the person on whose behalf the communication is sent. Communications determined by the Chief Legal Officer to be appropriate for presentation will be submitted to the full Board, independent directors as a group, or the applicable individual director. Any communications that concern complaints regarding accounting, internal controls or auditing matters will be handled in accordance with procedures adopted by the Audit Committee

COMPENSATION DISCUSSION AND ANALYSIS
This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers (“NEOs”), and is intended to place in perspective the data presented in the tables and narrative that follow. Based on applicable securities laws, the following were our NEOs for the 2013 fiscal year. For the biographical information of our NEOs, see “Executive Officers.”
•
  Wyche T. Green, III, President and Chief Executive Officer
•
  James A. Cochran, Chief Financial Officer
•
  W. Thomas Green, Jr., Chairman of the Board
•
  Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer
•
  William G. Esslinger, Jr., Vice President, General Counsel and Secretary
Our Compensation Committee, which currently consists of Mr. Walley (Chair), Mr. Morrison, and Mr. Turek, is responsible for the administration and oversight of our executive compensation program, and administers and oversees all elements of our executive compensation program, including the function and design of our cash bonus incentive plan and equity incentive programs.
Overview
Hiring and retaining quality employees is a vital element to our innovative approach to the industry and ensures we are able to maintain our desire for growth. We seek to provide a compensation package for executives reasonably sufficient to attract and hold talented, experienced, innovative, and entrepreneurial-minded individuals for our key management positions. We balance offering compensation consistent with the executive marketplace and common sense affordability for a company of our size, revenue, market position and growth opportunities. Management strives to hire and maintain an executive workforce with individuals having the abilities and capacities to manage today as well as carry us through significant growth tomorrow and beyond. We also want to align the interests of our employees with the interests of our stockholders, so we follow a compensation strategy that includes a meaningful equity component for future value. Accordingly, our philosophy is to provide reasonably competitive salaries and potential cash bonuses with growth potential through equity incentives. While executive compensation structures and changes are typically initiated by senior management, our Compensation Committee, as delegated by our Board of Directors, reviews and approves salary, bonus and equity incentive proposals for our NEOs prior to implementation.
The Compensation Committee seeks to provide salary, incentive compensation opportunity and employee benefits that the Committee believes are competitive and reasonable based on its general business experience. From time to time, the Compensation Committee will use general market survey data to assist it in ensuring that the compensation package provided is competitive. Surveys are also prepared by management and used to periodically ensure that the Company’s compensation program remains competitive. The data utilized by the Compensation Committee may include studies and recommendations of independent outside consultants engaged from time to time by the Committee. To ensure that the total compensation package offered to NEOs is competitive and appropriate for the Company’s financial position, the Compensation Committee periodically reviews the total compensation of each NEO, including the value of prior stock awards and value accruing under the Company’s benefit plans. Such total compensation value is assessed in determining the relative mix of compensation for each NEO and any adjustment to base salary or other elements of compensation going forward.
We view base salary as a component of compensation designed to reflect the executive’s relative level of responsibilities and value to the organization and as a reflection of market competition for individuals with similar skill sets and experience. We are not tied to a specific ratio of amounts among the three main components of executive compensation, but believe base salary presents the threshold level necessary to compensate and retain qualified individuals before any consideration of the other components of compensation. Bonuses are also considered as no less important to encouraging and rewarding extraordinary performance and results. Finally, we believe an equity component of compensation provides a dual benefit of providing additional incentive opportunities to our executives as well as aligning the interests of executives with those of other stockholders.
Role and Use of Compensation Consultant
The Compensation Committee retained Mercer, as an independent compensation consultant, to provide independent advice on executive compensation for the 2012 fiscal year and relied on such advice for the 2013 fiscal year as well. Mercer provided guidance and advice to the Compensation Committee on the development of adjustments to the executive compensation program, taking into account its transition to a public company during the 2012 fiscal year and the Company’s desire for its executive compensation program to be competitive with similarly situated companies. Mercer presented to our Compensation Committee information based on peer group and other market data supplemented by survey data for particular positions. The “peer group” consisted of public companies taking into account industry classification, company size and business model. The Company’s peer group consisted of the following: athenaHealth Inc., IntraLinks Holdings, Inc., Medidata Solutions, Inc., ExamWorks Group, Inc., Merge Healthcare Incorporated, Computer Programs and Systems, Inc., eReasearchTecnology, Inc., Epocrates, Inc., Vocus, Inc., Transcend Services, Inc., DemandTec, Inc., Accelrys, Inc., Healthstream, Inc., Mediware Information Systems, Inc., SPS commerce, Inc., and SciQuest, Inc. Generally for the 2012 fiscal year, Mercer advised that the total direct compensation for executives was below market competitive levels. As a result, Mercer recommended the Company increase base salaries for certain executives and to adopt a long-term incentive program for executives consisting of annual equity grants rather than to continue the Company’s historic practice of ad-hoc incentive stock option grants to senior executives. The Compensation Committee carefully considered Mercer’s analysis and recommendations in setting executive compensation for the 2012 and 2013 fiscal years as more fully described below.
Role of Management
Our Compensation Committee consists entirely of independent directors. Historically, our management team has made compensation recommendations to the Compensation Committee and the Board of Directors. In addition, our President and Chief Executive Officer has been, and will continue to be, involved in the determination of compensation for our other executive officers because of his daily involvement with our executive team’s efforts. However, he will not participate in discussions of the Compensation Committee where his own compensation is approved. Members of our human resources, finance and legal departments attend Compensation Committee meetings and provide background on materials presented to the Compensation Committee.
Base Salary
In recommending cash compensation levels for executives, senior management considers the qualifications of the executive, the current needs and expected future needs of the Company, the competitive opportunities for individuals with similar executive skill sets and experience and the expected budget. The Compensation Committee considers the salary recommendations of senior management in determining whether to adjust the salary component of overall compensation in light of the overall compensation package and how the balance of the components for an individual matches the Company’s overall compensation philosophy. Based upon input from Mercer and its analysis of the NEO compensation packages, for the 2013 fiscal year, the Compensation Committee set the 2013 fiscal year base salaries of the NEOs as follows: Mr. Cochran: $282,500; Wyche T. Green, III: $415,000; W. Thomas Green, Jr.: $288,000; Mr. Schulenburg: $282,000; and Mr. Esslinger: $215,000.
Annual Cash Incentives
The Compensation Committee oversees an annual incentive bonus plan for which a cash bonus is paid to certain employees and officers, including the named executive officers. The 2013 Incentive Bonus Plan is designed to provide a financially attractive and equitable component to each named executive officer’s total compensation package, and to reward the participants for significantly contributing to the attainment of the Company’s corporate objectives and to enhance the Company’s presence in the marketplace. Each year, the bonus plan is approved by the Compensation Committee and adopted by the Board of Directors. The 2013 Incentive Bonus Plan contains three primary components: (i) Company sales bookings which constitutes 45% of the overall bonus consideration, (ii) Company revenue which constitutes 25% of the overall bonus consideration, and (iii) Company EBITDA which constitutes 30% of the overall bonus consideration. Together with senior management, at the beginning of the 2013 fiscal year, the Compensation Committee developed targeted levels of the Company’s sales bookings, revenue, and EBITDA. The Compensation Committee and the Board of Directors believe the 2013 targets were appropriately challenging to achieve and yet provided appropriate incentive for performance, in that they required significantly improved financial performance compared to prior years. After reviewing analysis from Mercer, the Compensation Committee determined that its target incentive bonus payments were generally in line with the market. As a result, the target bonus amount for W. Thomas Green, Jr., James A. Cochran, and Gregory Schulenburg is equal to 50% of base salary, while the target bonus amount for Wyche T. Green, III is equal to 60% of his base salary, and the target bonus amount for William G. Esslinger, Jr. is 40% of his base salary.
As a threshold matter, no bonuses are paid unless the Company achieves a minimum level of EBITDA (such EBITDA minimum to be calculated after taking into account all bonuses to be paid under the current year’s plan) as set by the Compensation Committee. Assuming such minimum EBITDA level is achieved, upon achievement of at least 90% of the sales bookings target, 45% of the executive officer’s bonus would be awarded based upon the Company’s percentage achievement of the sales bookings target. In addition, assuming the minimum EBITDA level is achieved, upon the Company’s achievement of at least 95% of the revenue target, 25% of the named executive officer’s bonus would be awarded based upon the Company’s percentage achievement of the revenue target. Finally, assuming the Company achieves actual revenue of at least 90% of the revenue target, upon at least 90% achievement of the EBITDA target, 30% of the named executive officer’s bonus would be awarded depending on the Company’s percentage achievement of the EBITDA target. The maximum bonus payable to a named executive officer under the Bonus Plan is 200% of the target bonus.
After analyzing the Company’s performance for the 2013 fiscal year, which consisted of $87.5 million of sales bookings, $134.8 million of revenue, and EBITDA of $6.7 million, the Compensation Committee did not award bonus amounts to our named executive officers as set forth in the “Executive Compensation — Summary Compensation” Table below because the relevant percentages for the 2013 fiscal year targets of $111 million of sales bookings, $159 million of revenue, and EBITDA of $23.5 million were not met.
Equity Incentives
We view equity incentives as a means for aligning one aspect of executive compensation with stockholders’ interests. In addition, vesting of equity incentives over a continued period of employment can assist in our efforts to retain qualified executive personnel. While equity incentives are viewed as longer term, forward-looking forms of compensation, the recommendation by senior management to award equity incentives, other than in connection with the hiring of a new executive, generally is based on past performance of the executive, on the needs of the Company to retain that executive and the expected contribution from that executive to the Company’s success going forward. Stock option awards in the 2013 fiscal year were made under and pursuant to the terms and conditions of the Company’s 2011 Stock Plan. During the 2013 fiscal year, we granted stock options to the following named executive officers in the amount set forth next to such officer’s name:

Name	Total number of options granted
Wyche T. Green, III	106,000
James A. Cochran	41,000
W. Thomas Green, Jr.	43,000
Gregory H. Schulenburg	42,000
William G. Esslinger, Jr.	32,000
As discussed above, the Compensation Committee included a long-term incentive component to the Compensation package of the NEOs for fiscal year 2013. As such, NEOs, other than the President and

CEO and the CFO, received an equity grant of stock options having a value of approximately 135% of base salary. The President and CEO received an equity grant of stock options of approximately 230% of base salary. The CFO received an equity grant of stock options of approximately 130% of base salary. On September 24, 2012, these stock option grants were made, in the following amounts: Wyche T. Green, III received options for 106,000 shares; James A. Cochran received options for 41,000 shares; W. Thomas Green, Jr. received options for 43,000 shares; Gregory H. Schulenburg received options for 42,000 shares; and William G. Esslinger, Jr. received options for 32,000 shares. These September 24, 2012 stock option grants had a strike price of $15.99 and vest over four years, with 25% vesting in September 2013 and the remainder vesting over three years thereafter in equal monthly installments. In future years, the Compensation Committee intends to award annual equity grants pursuant to a similar long-term incentive program during the first quarter of each fiscal year.
Perquisites
Other payments or benefits in the form of perquisites are not a significant component of executive compensation.
Employment Agreements
We have no employment agreements with any of our executive officers.
Impact of Accounting and Tax Considerations
Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1,000,000 of compensation paid to certain executive officers in a calendar year. Compensation above $1,000,000 may be deducted if it is “performance-based compensation.” The Board and the Compensation Committee regularly consider the impact of Section 162(m) of the Code, regarding the deductibility of compensation to certain executive officers in excess of $1,000,000 but have not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our goals, the Compensation Committee has not adopted a policy that allows all executive compensation to be deductible. The Compensation Committee and the Board will continue to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and may, in the future, consider qualifying our equity compensation plans and/or bonus plans so that compensation payable under those arrangements is fully deductible under Section 162(m).
Base salary and bonuses are expensed by the Company when the services are rendered (base bonuses are expensed ratably and incentive bonuses are expensed when attainment of financial or operational goals is determinable).
Risk Assessment of Compensation Programs
We do not believe that our compensation programs create risks that are reasonably likely to have a material adverse effect on our company. We believe that the combination of different types of compensation as well as the overall amount of compensation, together with our internal controls and oversight by the Compensation Committee and Board of Directors, mitigates potential risks.
Recent Developments
For the 2014 fiscal year, after a review and analysis of the compensation arrangements of the Company’s NEOs, the Compensation Committee set the 2014 fiscal year base salaries of the NEOs as follows: Mr. Cochran: $282,500, Wyche T. Green, III: $431,600; W. Thomas Green, Jr.: $288,002; Mr. Schulenburg: $293,800; and Mr. Esslinger: $232,500.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis. Based on that review and discussion, the members of the Compensation Committee identified below recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this information statement.
Respectfully submitted,
Noah Walley, Chair
D. Neal Morrison
Walter Turek

EXECUTIVE COMPENSATION
2013 Summary Compensation Table
The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by, our NEOs for all services rendered to us for fiscal year ended June 30, 2013, 2012, and 2011.

Name and principal position	Year	Salary ($)	Non-equity incentive plan compensation ($)(1)	Option awards ($)(2)(3)	All other compensation ($)	Total ($)
Wyche T. Green, III, President and Chief Executive Officer	2013	402,500	—	913,720	—	1,316,220
	2012	350,000	261,818	1,173,850	—	1,785,668
	2011	325,373	226,469	392,400	—	944,242
James A. Cochran, Chief Financial Officer	2013	275,865	—	353,420	—	629,285
	2012	248,000	154,597	440,320	—	842,917
	2011	247,676	172,587	—	—	420,263
W. Thomas Green, Jr., Chairman	2013	288,000	—	370,660	—	658,660
	2012	288,000	179,532	613,636	—	1,081,168
	2011	288,000	200,687	44,888	—	533,575
Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer	2013	279,134	—	362,040	—	641,174
	2012	265,000	165,194	534,660	—	964,854
	2011	223,353	155,639	249,248	—	628,240
William G. Esslinger, Jr., Vice President, General Counsel and Secretary	2013	212,115	—	275,840	—	487,955
	2012	200,000	99,740	386,715	—	686,455
	2011	173,254	69,500	43,874	—	286,628

(1)
  Please see “Compensation Discussion and Analysis — Annual Cash Incentives” for more information about the Company’s 2013 Incentive Bonus Plan.
(2)
  The amount represents the aggregate grant date fair value of option awards granted in the fiscal year valued in accordance with FASB ASC Topic 718. This amount does not represent our accounting expense for these awards during the year and does not correspond to the actual cash value recognized when received.
(3)
  On September 24, 2012, the following option awards were granted that vest over four years, with 25% vesting in September 2013 and the remainder vesting over three years thereafter in equal monthly installments: Wyche T. Green, III received options for 106,000 shares; James A. Cochran received options for 41,000 shares; W. Thomas Green, Jr. received options for 43,000 shares; Gregory H. Schulenburg received options for 42,000 shares, and William G. Esslinger, Jr. received options for 32,000 shares

Grants of Plan-Based Awards in Fiscal Year 2013
The following table sets forth information regarding grants of awards made to our NEOs during the fiscal year ended June 30, 2013.

Name and principal position	Grant date ($)	Estimated possible payouts under non-equity incentive plan awards(1)			All other option awards: number of securities underlying options (#)		Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)
		Threshold ($)	Target ($)	Maximum ($)
Wyche T. Green, III, President and Chief Executive Officer	9/24/2012	167,500	249,000	498,000	106,000	(2)	15.99	913,720
James A. Cochran, Chief Financial Officer	9/24/2012	92,000	141,000	282,000	41,000	(2)	15.99	353,420
W. Thomas Green, Jr., Chairman	9/24/2012	94,800	144,000	288,000	43,000	(2)	15.99	370,660
Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer	9/24/2012	92,000	141,000	242,000	42,000	(2)	15.99	362,040
William G. Esslinger, Jr., Vice President, General Counsel and Secretary	9/24/2012	56,000	86,000	172,000	32,000	(2)	15.99	275,840

(1)
  Amounts in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable under our 2013 Incentive Bonus Plan at the time the grants of awards were made. The actual amounts paid to our Named Executive Officers are set forth in the “2013 Summary Compensation Table” above.
(2)
  The option vests over four years, with 25% vesting in September 2013 and the remainder vesting over three years thereafter in equal monthly installments.

Outstanding Equity Awards at Fiscal Year End 2013
The following table sets forth information regarding outstanding equity awards for our NEOs as of June 30, 2013.

	Option awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price ($)	Option expiration date
Wyche T. Green, III, President and Chief Executive Officer	20,000	—		4.75	2/16/2015
	54,700	—		4.75	8/18/2015
	75,701	—		4.75	10/18/2017
	4,184	—		4.75	9/18/2018
	500	—		5.19	9/15/2019
	26,875	3,125	(1)	5.19	11/4/2019
	10,625	4,375	(2)	6.92	10/18/2020
	72,917	52,083	(3)	7.09	2/1/2021
	7,188	7,812	(4)	13.31	7/14/2021
	29,114	78,386	(5)	16.25	5/30/2022
	—	106,000	(7)	15.99	9/24/2022
James A. Cochran, Chief Financial Officer	14,225	14,444	(1)	5.19	11/4/2019
	11,645	31,355	(5)	16.25	5/30/2022
	—	41,000	(7)	15.99	9/24/2022
W. Thomas Green, Jr., Chairman	58,912	—		4.75	8/18/2015
	70,505	—		4.75	10/18/2017
	7,766	—		4.75	9/18/2018
	500	—		5.19	9/15/2019
	30,235	3,515	(1)	5.19	11/4/2019
	11,954	4,921	(2)	6.92	10/18/2020
	8,086	8,789	(4)	13.31	7/14/2021
	14,056	37,844	(5)	16.25	5/30/2022
	—	43,000	(7)	15.99	9/24/2022

	Option awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price ($)	Option expiration date
Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer	6,000	—		5.19	9/15/2019
	11,198	1,302	(1)	5.19	11/4/2019
	308	—		6.92	6/30/2020
	4,428	1,822	(2)	6.92	10/18/2020
	851	—		7.09	2/1/2021
	25,000	—		7.09	2/1/2021
	25,000	—		7.09	2/1/2021
	2,000	—		7.09	2/1/2021
	135	96	(3)	7.09	2/1/2021
	1,750	1,250	(3)	7.09	2/1/2021
	15,416	11,010	(3)	7.09	2/1/2021
	1,875	1,875	(6)	11.58	6/28/2021
	2,995	3,255	(4)	13.31	7/14/2021
	12,945	34,855	(5)	16.25	5/30/2022
	—	42,000	(7)	15.99	9/24/2022
William G. Esslinger, Jr., Vice President, General Counsel and Secretary	4,480	520	(1)	5.19	11/4/2019
	20,000	—		6.92	6/30/2020
	1,771	729	(2)	6.92	10/18/2020
	133	—		7.09	2/1/2021
	2,000	—		7.09	2/1/2021
	5,834	4,166	(3)	7.09	2/1/2021
	623	444	(3)	7.09	2/1/2021
	3,750	3,750	(6)	11.58	6/28/2021
	1,198	1,302	(4)	13.31	7/14/2021
	9,750	26,250	(5)	16.25	5/30/2022
	—	32,000	(7)	15.99	9/24/2022

(1)
  The option vests over four years, with 25% vesting in November 2010 and the remainder vesting over three years thereafter in monthly installments.
(2)
  The option vests over four years, with 25% vesting in August 2011 and the remainder vesting over three years thereafter in monthly installments.
(3)
  The option vests over four years, with 25% vesting in February 2012 and the remainder vesting over three years thereafter in monthly installments.
(4)
  The option vests over four years, with 25% vesting in July 2012 and the remainder vesting over three years thereafter in monthly installments.
(5)
  The option vests over four years, with 25% vesting in May 2013 and the remainder vesting over three years thereafter in monthly installments.

(6)
  The option vests over four years, with 25% vesting in June 2012 and the remainder vesting over three years thereafter in monthly installments.
(7)
  The option vests over four years, with 25% vesting in September 2013 and the remainder vesting over three years thereafter in monthly installments.
Option Exercises and Stock Vested in Fiscal Year 2013
The following table sets forth:
•
  the number of shares of common stock acquired by the executives named in the Summary Compensation Table upon the exercise of stock options during the fiscal year ended June 30, 2013.
•
  the aggregate dollar amount realized on the exercise date for such options computed by multiplying the number of shares acquired by the difference between the market value of the shares on the exercise date and the exercise price of the options.

	Option awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)
Wyche T. Green, III	34,044	303,332
James A. Cochran	110,000	1,286,750
W. Thomas Green, Jr.	144,851	1,290,622
Gregory H. Schulenburg	18,175	202,720
William G. Esslinger, Jr.	16,576	148,937
Potential Payments Upon Termination or Change of Control
We do not have any employment or severance agreements with any of our NEOs. Except with respect to the potential vesting of options in connection with a merger or consolidation, none of the NEOs are entitled to receive any payments upon termination of employment or change in control, regardless of the reason thereof. In the event that we are a party to a merger or consolidation, all outstanding options, including those held by the NEOs, shall be subject to the agreement of merger or consolidation. Such agreement shall provide for one or more of the following to occur: (a) outstanding options will continue to exist (if we are the surviving company); (b) outstanding options will be assumed or substituted for an equivalent award by the surviving company or its parent; (c) outstanding options will vest and become fully exercisable; or (d) outstanding options will be cancelled, and option recipients will receive a payment equal to the excess of the fair market value of the shares subject to the options over the options’ exercise price.

DIRECTOR COMPENSATION
Prior to February 7, 2012, none of our non-employee directors received any cash fees for their services on the Board of Directors, but were entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at Board of Directors and Board committee meetings. Effective February 7, 2012, we amended our director compensation program to provide for cash and equity based retainers to be paid to non-employee directors as follows:
Cash Compensation.   Each non-employee director receives a $25,000 annual cash retainer. The chair of the Audit Committee, Compensation Committee, and Nominations and Governance Committee each receives an additional annual cash retainer of $15,000, $10,000, and $7,500, respectively. Non-employee directors also receive an additional cash payment of $750 per meeting attended. Cash fees are paid quarterly to the non-employee directors.
Stock Options.   Each non-employee director annually receives options to purchase shares of common stock pursuant to the Company’s 2011 Stock Plan with a value as of each grant date equal to $50,000. Accordingly, on September 14, 2012, each non-employee director was granted 5,600 options pursuant to the 2011 Stock Plan. These options were 2/12 vested upon the date of grant, and 1/12 vested on the last day of each month thereafter for the following ten months.
Expenses.   We reimburse each non-employee director for reasonable expenses incurred in attending Board and Board committee meetings.
The following table presents information relating to total compensation of the directors for the fiscal year ended June 30, 2013. The compensation for W. Thomas Green, Jr. and Wyche T. Green, III is discussed above under “Executive Compensation.”

Name	Fees earned or paid $	Stock awards	Option awards(1)(2) $	Non-equity incentive plan compensation	Change in pension value and NQDC earnings	All other compensation	Total $
Noah Walley	38,750	—	46,144	—	—	—	84,894
Thomas T. Richards	28,750	—	46,144	—	—	—	74,894
Walter Turek	36,250	—	46,144	—	—	—	82,394
D. Neal Morrison	28,750	—	46,144	—	—	—	74,894
Robert Z. Hensley	43,750	—	46,144	—	—	—	89,894

(1)
  The amount represents the aggregate grant date fair value of option awards granted in the fiscal year valued in accordance with FASB ASC Topic 718. This amount does not represent our accounting expense for these awards during the year and does not correspond to the actual cash value recognized by the director when received.
(2)
  On September 14, 2012, Messrs. Walley, Richards, Turek, Morrison, and Hensley received options to purchase 5,600 shares of common stock at an exercise price of $15.28. These options were 2/12 vested upon the date of grant, and 1/12 vested on the last day of each month thereafter for the following ten months. The aggregate number of option awards outstanding as of June 30, 2013, for each director was as follows: Mr. Walley, 22,300, Mr. Richards, 33,425, Mr. Turek, 112,300, Mr. Morrison, 22,300; and Mr. Hensley, 16,050.

REPORT OF THE AUDIT COMMITTEE
The following is the report of the Audit Committee with respect to the Company’s audited financial statements for the fiscal year ended June 30, 2013. The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Board has adopted a written Audit Committee charter that sets out the organization, purpose, duties and responsibilities of the Audit Committee. The Company’s management has the primary responsibility for the financial statements.
In fulfilling its oversight responsibilities with respect to the year ended June 30, 2013, the Audit Committee:
•
  reviewed and discussed the consolidated financial statements of the Company set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2013 with management of the Company and Grant Thornton LLP, independent registered public accounting firm for the Company;
•
  discussed with Grant Thornton LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
•
  received the written disclosures and the letter from Grant Thornton LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Grant Thornton LLP’s communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the firm’s independence from Company management and the Company; and
•
  based on the review and discussions with management of the Company and Grant Thornton LLP referred to above, recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2013.
AUDIT COMMITTEE
Robert Z. Hensley, Chairman
Thomas T. Richards
Walter Turek
Audit Fee Summary
Fees for professional services provided by Grant Thornton LLP, our independent registered public accounting firm, in each of the last two years, in each of the following categories are:

	2013	2012
Audit fees	$235,241	$122,177
Audit-related fees	—	633,994
Tax fees	33,800	179,437
All other fees	—	—
Total fees	$269,041	$935,608
Audit fees include fees associated with the annual audit, reviews of the quarterly reports on Form 10-Q, and consents related to filings with the SEC. Audit-related fees in 2012 principally include fees related to the initial public offering. Tax fees in 2013 principally consist of sales tax compliance and in 2012 include sales tax compliance and the preparation of state and federal income tax returns.
Auditor Independence
The Audit Committee has determined that the provision of services rendered above is compatible with maintaining Grant Thornton LLP’s independence. All audit related, tax and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Grant Thornton LLP was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

ANNEX II

September 23, 2013
STRICTLY CONFIDENTIAL
The Board of Directors
Greenway Medical Technologies, Inc.
100 Greenway Boulevard
Carrollton, GA 30117
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Greenway Medical Technologies, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 23, 2013 (the “Agreement”), among the Company, VCG Holdings, LLC (the “Acquiror”) and its wholly-owned subsidiary, Crestview Acquisition Corp. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $20.35 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, or if the Tender Offer is not consummated under circumstances specified in the Agreement, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.
In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed the Tender and Support Agreements, dated as of September 23, 2013, among the Acquiror, Acquisition Sub and certain stockholders of the Company; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.
We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and with certain other portfolio companies of Vista Equity Partners, for which we and such affiliates have received customary compensation. Such services during such period have included acting as lead left bookrunner on the Company’s initial public offering in February 2012 and acting as an arranger of certain credit facilities for certain of Vista Equity Partners’ other portfolio companies. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of certain of Vista Equity Partners’ other portfolio companies, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC

ANNEX III
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal Rights.
(a)
  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)
  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)
  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)
  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.
  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.
  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.
  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.
  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)
  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section,
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shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.
(c)
  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
(d)
  Appraisal rights shall be perfected as follows:
(1)
  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)
  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender
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or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)
  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)
  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
(h)
  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically
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governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)
  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)
  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)
  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(1)
  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
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